Exhibit 99.2

Execution copy

KINROSS GOLD CORPORATION

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GOLDCORP INC.

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GOLDCORP LATIN AMERICA
(BARBADOS) LIMITED

PURCHASE AND SALE AGREEMENT
September 25, 2007

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(continued)

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(continued)

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(continued)

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THIS PURCHASE AND SALE AGREEMENT is made this 25th day of September, 2007

BETWEEN:

KINROSS GOLD CORPORATION, a corporation existing under the Laws of Ontario,
(“Kinross”)

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GOLDCORP INC., a corporation existing under the Laws of Ontario,
(“Goldcorp”)

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GOLDCORP LATIN AMERICA (BARBADOS) LIMITED, a corporation existing under the Laws of Barbados,
(“Goldcorp Barbados”)

RECITALS:

A.	Goldcorp Canada Ltd. (“Goldcorp Canada”), a wholly-owned direct subsidiary of Goldcorp, owns a 68.0702% interest in the Musselwhite Joint Venture and Kinross owns a 31.9298% interest in the Musselwhite Joint Venture, in each case in accordance with and subject to the terms and conditions set forth in the Musselwhite Agreement.

B.	Goldcorp Barbados, an indirect wholly-owned subsidiary of Goldcorp, is the registered holder of 100% of the ordinary shares and 100% of the Class “A” preference shares of Goldcorp MDO Cayman Limited (“Goldcorp Cayman”). Goldcorp Cayman is the registered holder of 50% of the outstanding ordinary shares of MDO. MDO is the registered holder of 99% and Goldcorp Canada is the registered owner of 1% of the common shares of Sociedad Legal Minera Escondida (“Escondida”) and the registered holder of 65% of the common shares of Sociedad Contractual Minera Puren, 50% of the common shares of Servicios Educacionales de Copiapó S.A. and 75% of the outstanding shares in Sociedad Contractual Minera Maricunga.

C.	Macaines, an indirect wholly-owned subsidiary of Kinross, is the registered holder of 50% of the common shares of MDO.

D.	Together, Goldcorp Cayman and Macaines own all of the issued and outstanding shares of MDO, each subject to the terms of the MDO Shareholders Agreement. MDO owns and operates the La Coipa Mine.

E.	Goldcorp Canada owns a 51% interest in the Porcupine Joint Venture and Kinross owns a 49% interest in the Porcupine Joint Venture, in each case in accordance with and subject to the terms and conditions set forth in the Porcupine Joint Venture Agreement.

F.	Kinross has agreed to sell to Goldcorp, and Goldcorp has agreed to purchase from Kinross, the Kinross Musselwhite Interest and the Kinross Porcupine Interest, all on the terms and conditions more particularly described in this Agreement.

G.	Goldcorp Barbados has agreed to sell to Kinross, and Kinross has agreed to purchase the Goldcorp Cayman Shares, all on the terms and conditions more particularly described in this Agreement.

THEREFORE, the Parties agree as follows:

ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1 Definitions

Whenever used in this Agreement, the following words and terms have the meanings set out below:

“Additional Dividend” has the meaning given to it in Section 2.9(d);

“Affiliate” has the meaning attributed to that term in the Securities Act;

“Agreement” means this purchase and sale agreement, including any and all exhibits, together with the Goldcorp Disclosure Letter, and all amendments or restatements, as permitted, and references to “Article”, “Section” or “Exhibit” mean the specified Article, Section or Exhibit of this Agreement;

“Bell Creek Agreement” means the agreement dated as of July 20, 2007 between Lake Shore Gold Corp., Kinross and Goldcorp in respect of the sale of certain mining assets in the Timmins, Ontario area commonly known as Bell Creek Mine and Mill;

“Benefit Plans” means, except for plans established by Governmental Authorities in which MDO participates or to which it contributes, any and all plans, arrangements, programs or policies to which MDO is a party or has any liability or contingent liability, relating to: disability or wage or benefits continuation during periods of absence from work; employment benefits relating to hospitalization, healthcare, medical or dental treatments or expenses; life insurance, accidental death and dismemberment insurance and death or survivor’s benefits; employment benefits relating to bonuses, incentive compensation, profit sharing or deferred profit sharing, stock purchase, stock options, stock appreciation, or phantom stock; vacations or vacation pay, employee loans or separation from service benefits; pensions or retirement savings; all with respect to any of the Employees or former Employees of MDO (or the spouses, dependants, survivors or beneficiaries of any such Employees or former Employees);

“Books and Records” means, collectively, the JV Books and Records and the MDO Books and Records;

“Bullion Value” means the aggregate value of the ounces of gold and silver bullion received by Kinross during the Interim Period from the Musselwhite Joint Venture and the Porcupine Joint Venture, such value calculated on each day that credits are made to the Kinross metals accounts, by multiplying the ounces credited to the Kinross metals account for each Joint Venture by the London PM Gold Fix and London PM Silver Fix, as published by the London Bullion Market Association on such day;

“Business Day” means any day other than a Saturday or Sunday on which banks are open for business in Toronto, Ontario; Vancouver, British Columbia; and Santiago, Chile;

“Cash Amount” means $200,000,000;

“Cayman Financial Statements” means the financial statements of Goldcorp Cayman for the fiscal year ended December 31, 2006, and the interim financial statements for the six month periods ended June 30, 2007, each as attached as Schedule 1.1 to the Goldcorp Disclosure Letter;

“Chilean Mining Laws” means Laws in force in the Republic of Chile, relating to mining works, exploration and exploitation of mines and processing of minerals, including the Mining Safety Regulation (Executive Decree No. 132 of 2002 of the Mining Ministry);

“Claims” means claims, demands, complaints, grievances, actions, applications, suits, causes of action, Orders, charges, indictments, prosecutions, informations or other similar processes, assessments or reassessments, judgments, debts, liabilities, expenses, costs, damages or losses, contingent or otherwise, including loss of value, reasonable professional fees, including fees and disbursements of legal counsel on a partial indemnity basis, and all actual and documented costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing;

“Closing” means the completion of the purchase and sale transactions contemplated under this Agreement;

“Closing Date” has the meaning given to it in Section 10.1;

“Closing Date Financial Statements” means each of the JV Closing Date Financial Statement and the MDO Closing Date Financial Statement;

“Closing Time” means 11:00 a.m. (Toronto time) on the Closing Date or such other time on such date as the Parties may agree in writing as the time at which the Closing shall take place;

“Committee of Adjustment” has the meaning given to it in Section 2.10;

“Contracts” means any and all contracts, agreements, leases, licenses, obligations, promises, undertakings, understandings, arrangements, commitments, entitlements or engagements to which the relevant Party is a party or by which any of them are bound or under which the relevant Party has, or will have, any liability or contingent liability (in each case, whether written or oral, express or implied);

“Currie Bowman Property” means the claims set out in Exhibit 1.1(a), within the Development Area, the sale of Kinross’ interest in which was previously consented to by Goldcorp without claim of any interest under the Porcupine Joint Venture or otherwise;

“Defaulting Party” has the meaning given to it in Section 10.2;

“Development Area” has the meaning given to it in Section 1.1 of the Porcupine Joint Venture Agreement;

“Direct Claim” has the meaning given to it in Section 9.3;

“Employees” means individuals employed or retained by Goldcorp Canada, in the case of the Joint Ventures, or by MDO, in the case of the La Coipa Mine, in each case, on a full-time, part-time or temporary basis, including those employees on disability leave, parental leave or other absence;

“Encumbrances” means pledges, liens, charges, security interests, leases, title retention agreements, mortgages, restrictions, developments or similar agreements, easements, rights-of-way, title defects or adverse Claims or encumbrances of any kind or character whatsoever, but excluding any non-material encumbrances that may attach by operation of Law to real property;

“Environment” means the environment or natural environment, as defined in any Environmental Laws, and includes the atmosphere, air, land (including soil, fill, sediment deposited on land, all underground spaces and cavities and all lands submerged underwater), surface, water (including surface and groundwater, lakes, rivers and streams), organic and inorganic matter, plant and animal life and any other environmental medium or natural resource, and “Environmental” means pertaining to the Environment;

“Environmental Approval” means any permit, certificate, licence, authorization, consent, agreement, instruction, direction, notice, registration, approval or other right made, issued, granted, conferred or required by a Governmental Authority pursuant to any Environmental Law relating to the operations, business or assets of any of the Joint Ventures or the La Coipa Mine;

“Environmental Laws” means Laws relating to the Environment, including the Mining Act (Ontario) and the regulations made thereunder, Chilean Mining Laws, and Laws relating to the manufacture, processing, distribution, use, treatment, storage, disposal, discharge, packaging, transportation, handling, containment, clean-up or other remediation or corrective action of any pollutants, contaminants, chemicals, deleterious substances or industrial, toxic or hazardous wastes or substances and the protection or conservation of wild flora and fauna, including endangered species, their habitat, and specially protected natural areas;

“Escondida” has the meaning given to it in the Recitals to this Agreement;

“Financial Statements” means the audited financial statements of MDO for the fiscal year ended December 31, 2006 and the unaudited financial statements of MDO for the 8 month period ended August 31, 2007, in each case consisting of a balance sheet and the statement of earnings and retained earnings and cash flows, copies of which are provided in the Goldcorp Disclosure Letter;

“Goldcorp Canada” has the meaning given to it in the Recitals to this Agreement;

“Goldcorp Cayman” has the meaning given to it in the Recitals to this Agreement;

“Goldcorp Cayman Shares” means the 100 ordinary shares and the 63 million Class “A” Preference Shares of Goldcorp Cayman registered in the name of Goldcorp Barbados;

“Goldcorp Disclosure” means any information in respect of MDO and the MDO Subsidiaries or in connection with the La Coipa Mine or the Joint Ventures which has been delivered to Kinross or any of its Affiliates as of the date hereof by Goldcorp, any of its Affiliates, or any entity to which Goldcorp and/or its Affiliates are successors in interest, or by MDO or its Subsidiaries, together with any such information of which Goldcorp, any of its Affiliates or any entity to which Goldcorp and/or its Affiliates are successors in interest first becomes aware after the date hereof and which is delivered in writing to Kinross prior to the Closing Date;

“Goldcorp Disclosure Letter” means the disclosure letter delivered by Goldcorp to Kinross contemporaneously with the execution of this Agreement, and references in this Agreement to any particular “Schedule” mean to the specified section of the Goldcorp Disclosure Letter;

“Goldcorp Escondida Shares” means the one ordinary share of Escondida registered in the name of Goldcorp Canada;

“Goldcorp Liabilities” means the debts, liabilities, obligations, commitments, demands and expenses of any nature or kind including in connection with Claims and Encumbrances, whether absolute or contingent, whether known or unknown, accrued or unaccrued, and whether due or to become due, of Goldcorp and its Affiliates in respect of the MDO Shareholders Agreement, MDO and its properties and assets, including the La Coipa Mine;

“Governmental Authorities” means governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other Law, rule or regulation-making organizations or entities, in each case, having or purporting to have jurisdiction on behalf of any nation, province, municipality, territory, state or other geographic or political subdivision thereof; or exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power, each of them a “Governmental Authority”;

“Governmental Authorizations” means authorizations, approvals, licences or permits issued to any of the Parties from any Governmental Authority, including, for greater certainty, Planning Act Consent;

“IAS” means international accounting standards as issued by the Board of International Accounting Standards Committee;

“Indemnified Party” has the meaning given to it in Section 9.3;

“Indemnifying Party” has the meaning given to it in Section 9.3;

“Independent Auditor” means a major firm of chartered accountants to be agreed upon by the Parties, which does not act as the auditor of either of Kinross or Goldcorp or their Affiliates, or otherwise have a significant business relationship with either of them;

“Interim Period” means the time period commencing on October 1, 2007 and ending at the close of business on the Closing Date;

“Joint Venture Agreements” means, collectively, the Musselwhite Agreement, the Porcupine Joint Venture Agreement and the MDO Shareholders Agreement;

“Joint Ventures” means, collectively, the Porcupine Joint Venture and the Musselwhite Joint Venture, and “Joint Venture” means either of them;

“JV Books and Records” means all books and records, including for greater certainty, strategic business plans and monthly operating reports, of each of the Joint Ventures;

“JV Closing Date Financial Statement” means the balance sheet, income statement and statement of cash flow of each of the Joint Ventures at the Closing Date, showing all of the assets and the liabilities of each, prepared by Goldcorp on a basis consistent with that used in the ordinary course consistent with past practice in the case of each of the Joint Ventures;

“Kinross Bell Creek Interests” means the rights and obligations of Kinross under the Bell Creek Agreement, or, if applicable, the proceeds received therefrom;

“Kinross Assets” has the meaning given to it in Exhibit 2.8;

“Kinross Contingent Liabilities” means any contingent or unknown liabilities of Kinross and its Affiliates relating to the Joint Ventures;

“Kinross Contracts” means any and all contracts, agreements, leases, licenses, obligations, promises, undertakings, understandings, arrangements, commitments, entitlements or engagements to which any of Kinross or its Affiliates is a party or by which any of Kinross or its Affiliates are bound or under which any of Kinross or its Affiliates has, or will have, any right, obligation, liability or contingent liability (in each case, whether written or oral, express or implied), in each case, relating to or arising from a Joint Venture;

“Kinross Interests” means, collectively, the Kinross Porcupine Interest and the Kinross Musselwhite Interest;

“Kinross Lands” means any real property, together with all plants, buildings, structures, fixtures, erections, facilities, power, fuel and water supply, tailings, ponds, storage, private roads and other transportation facilities and other improvements and appurtenances, in which Kinross or any of its Affiliates has any right, title or interest or has possession or is currently using, in each case, relating to or arising from a Joint Venture, including the Kinross Leases and the real property subject to the Kinross Mining Claims;

“Kinross Leases” means any agreements to lease, Crown leases, surface leases, subleases, licenses or other agreements to occupy land, in favour of Kinross or its Affiliates, in each case, relating to or arising from a Joint Venture;

“Kinross Liabilities” means, with respect to the Joint Ventures, the debts, liabilities, obligations, commitments, demands and expenses of any nature or kind including in connection with Claims and Encumbrances, whether accrued or unaccrued, and whether due or to become due, of Kinross and its Affiliates, but for greater certainty does not include the Kinross Contingent Liabilities;

“Kinross Mining Claims” means all patented and unpatented mining claims, leases and licenses of occupation recorded in the name of Kinross or its Affiliates (or in which Kinross or any of its Affiliates has an interest), in each case, relating to or arising from a Joint Venture;

“Kinross Musselwhite Interest” means all of Kinross’ right, title and interest in, to and under, or relating to, the assets, property and undertaking owned or used or held by, or recorded in the name of, Kinross for use in or relating to the Musselwhite Joint Venture, including the Kinross Ownership Interest, the Kinross Lands, the Kinross Mining Claims, the Kinross Contracts and the Kinross Personal Property to the extent such assets, properties and rights are used in, relate to or arise from the Musselwhite Joint Venture;

“Kinross Note” has the meaning given to it in Section 2.2(a);

“Kinross Ownership Interest” means Kinross’ percentage interest representing Kinross’ ownership interest as a tenant in common in the rights, privileges, benefits and property rights (real, personal, tangible, or intangible) arising under the Musselwhite Agreement;

“Kinross Participating Interest” means Kinross’ participating interest in the Porcupine Joint Venture and all other rights and obligations arising under the Porcupine Joint Venture Agreement;

“Kinross Personal Property” means all the machinery, equipment, computer hardware, supplies, materials, vehicles, implements, parts, tools and tangible assets owned or used or held by, or recorded in the name of, Kinross, relating to or arising out of a Joint Venture;

“Kinross Porcupine Interest” means all of Kinross’ right, title and interest in, to and under, or relating to, the assets, property and undertaking owned or used or held by, or recorded in the name of, Kinross for use in or relating to the Porcupine Joint Venture, including the Kinross Participating Interest, the Kinross Lands, the Kinross Mining Claims, the Kinross Contracts and the Kinross Personal Property to the extent such assets, properties and rights are used in, relate to or arise from the Porcupine Joint Venture, and including such assets, properties and rights to the extent situated in the Development Area and including all rights and obligations of Kinross under each of the Tully Letter and the Bell Creek Agreement, or the proceeds therefrom, but, for greater certainty, shall exclude Kinross’ interest in the Currie Bowman Property;

“Kinross Purchase Price” has the meaning set forth in Section 2.3(a);

“Kinross Real Property Interests” has the meaning given to it in Section 2.10;

“La Coipa Mine” means the mining, milling and exploration assets, operations, properties and facilities owned, used or held by MDO in connection with the La Coipa mine in Chile;

“Laws” means applicable laws, statutes, by-laws, rules, regulations, Orders, ordinances, codes, guidelines, treaties, policies, notices, directions, decrees, judgments or awards, in each case, having the force of law and of any Governmental Authority;

“Legal Requirements” means any Law, statute, ordinance, decree, requirement, order, treaty, proclamation, convention, rule or regulation (or interpretation of any of the foregoing) of, and the terms of any authorization issued by, any Governmental Authority, including for greater certainty, Planning Act Consent;

“Loss” means all awards, judgments, settlements, interest, penalties, costs, expenses, damages or liabilities, including attorney’s fees and other costs of litigation (either threatened or pending);

“Macaines” means Macaines Mining Properties Ltd., a corporation incorporated under the Laws of the Cayman Islands and a wholly-owned indirect subsidiary of Kinross;

“Material Adverse Change” or “Material Adverse Effect” means with respect to a Joint Venture or MDO or Goldcorp Cayman, as the case may be, any change, event, occurrence or effect that is or would reasonably be expected to be materially adverse to the business or financial condition or results of operations of a Joint Venture or MDO or Goldcorp Cayman, as the case may be, in each case, taken as a whole, other than any such change, event, occurrence or effect resulting from (i) the announcement of the execution of this Agreement or the transactions contemplated hereby, (ii) changes, circumstances or conditions generally affecting the industry in which each of Goldcorp and Kinross operates; or (iii) changes in general economic conditions in Canada, Chile or Cayman Islands, provided, however, that in no event shall a change in the trading prices of a Party’s or an Affiliate’s equity securities be deemed to constitute a Material Adverse Change;

“MDO” means Compañía Minera Mantos De Oro, a company incorporated under the Laws of the Republic of Chile which owns and operates the La Coipa Mine;

“MDO Books and Records” means all books and records of MDO and its Subsidiaries including for greater certainty, strategic business plans and monthly operating reports of MDO and the MDO Subsidiaries;

“MDO Cash Balance” has the meaning given to it in Section 2.9(a);

“MDO Closing Date Financial Statement” means the balance sheet, income statement and statement of cash flow of MDO at the Closing Date, showing all of the assets and the liabilities of MDO, prepared by MDO on a basis consistent with that used in the ordinary course consistent with past practice;

“MDO Collective Agreement” has the meaning given to it in Section 4.19;

“MDO Shareholders Agreement” means the agreement dated January 25, 1989, and subsequently amended on June 25, 1990, between Compañía Nacional De Minera CNM Limitada, Rio Grande De Oro S.A., MDO, Cayman PDC Limited, Macaines, Placer Dome Inc., and Selsted Investments Limited;

“MDO Shares” means the 1,750,000 ordinary shares in the capital of MDO owned beneficially and of record by Goldcorp Cayman;

“MDO Subsidiaries” means, collectively, Escondida, Sociedad Contractual Minera Puren, Servicios Educacionales de Copiapó S.A. and Sociedad Contractual Minera Maricunga, and “MDO Subsidiary” means any of them;

“Musselwhite Agreement” means the agreement dated as of December 31, 1983 between Dome Exploration (Canada) Limited, Canadian Nickel Company Limited, Esso Minerals Canada, a division of Esso Resources Canada Ltd. and Lacana Ex (1981) Inc., as amended, together with the Musselwhite Grubstake Agreement dated December 31, 1975 among the same parties, together with Gold Fields Limited and certain other parties;

“Musselwhite Cash Balance” has the meaning given to it in Section 2.9(a);

“Musselwhite Joint Venture” means the joint venture between Goldcorp Canada and Kinross relating to the gold mining, milling and exploration assets, operations properties and facilities comprising the Musselwhite underground mine in northwestern Ontario, Canada, all as more particularly set out in the terms and conditions of the Musselwhite Agreement;

“Non-Defaulting Party” has the meaning given to it in Section 10.2;

“Notice” has the meaning given to it in Section 12.3;

“Objection Notice” has the meaning given to it in Section 2.9(e)(iii);

“Ogden Properties” has the meaning given to it in the Tully Agreement;

“Order in Council” means order in council #1409/2002 of the Ontario Executive Council in respect of certain mining tax and processing allowance matters at the Porcupine Joint Venture;

“Orders” means orders, injunctions, judgments, decrees, rulings, awards, assessments, directions, instructions, penalties or sanctions issued, filed or imposed by any Governmental Authority;

“Parties” means Goldcorp and Kinross, collectively, and “Party” means either one of them;

“Permitted Distribution” has the meaning given to it in Section 2.9(b);

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated organization, trust, body corporate, Governmental Authority, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

“Planning Act Application” has the meaning given to it in Section 2.10;

“Planning Act Consent” has the meaning given to it in Section 2.10;

“Porcupine Cash Balance” has the meaning given to it in Section 2.9(a);

“Porcupine Joint Venture” means the joint venture between Goldcorp Canada and Kinross relating to the gold mining, milling and exploration assets, operations properties and facilities comprising the Hoyle Pond Mine, the Bell Creek Property, the Pamour open pit mine and the Dome Mine and Mill in northern Ontario, Canada, all as more particularly set out in the terms and conditions of the Porcupine Joint Venture Agreement;

“Porcupine Joint Venture Agreement” means the Porcupine Joint Venture Agreement dated as of July 1, 2002, between Goldcorp Canada (formerly, Placer Dome (CLA) Limited) and Kinross;

“Securities Act” means the Securities Act (Ontario), R.S.O. 1990, c. S.5, as amended;

“Subsidiary” has the meaning given to it in the Securities Act;

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supp.), as amended;

“Tax Returns” includes returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

“Taxes” means taxes, duties, fees, premiums, assessments, imposts, levies and other similar charges imposed by any Governmental Authority under applicable Law, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, mining, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Chilean and other government pension plan premiums or contributions;

“Technical Services Agreement” means the Technical and Special Services Agreement between Placer Dome (Chile), a division of Goldcorp Canada (formerly, Placer Dome (CLA) Limited), and MDO dated July 2, 2005;

“Third Party” has the meaning given to it in Section 9.3;

“Third Party Claim” has the meaning given to it in Section 9.3; and

“Threshold” has the meaning given to it in Section 9.11;

“Tully Letter” means the letter of intent dated May 11, 2007 between Goldcorp Canada and Kinross in respect of certain properties referred to therein as the “Tully leased claims” and the Thomas Ogden Property; and

“Underlying Mineral Properties” has the meaning given to it in Section 4.17.

1.2 Schedules and Exhibits

The Goldcorp Disclosure Letter and the Schedules and Exhibits to this Agreement are an integral part of this Agreement.

The Parties acknowledge that any information, matter, circumstance, agreement, document or other thing disclosed in any Schedule to this Agreement shall be deemed to be disclosed in every other Schedule for the purposes of the representations and warranties of the Parties.

1.3 Certain Rules of Interpretation

In this Agreement:

(a)	Consent — Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)	Currency — Unless otherwise specified, all references to money amounts are to lawful currency of the United States of America.

(c)	Governing Law — This Agreement is a contract made under and shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable in the Province of Ontario.

(d)	Headings — Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(e)	Including — Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(f)	No Strict Construction — The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)	Number and Gender — Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)	Severability — If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

(i)	Statutory References — A reference to a statute includes all regulations and rules made pursuant to such statute and, unless otherwise specified, the provisions of any statute, regulation or rule which amends, supplements or supersedes any such statute, regulation or rule.

(j)	Time — Time is of the essence in the performance of the Parties’ respective obligations.

(k)	Time Periods — Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

(l)	Knowledge — In this Agreement, any reference to the knowledge of Kinross shall mean the actual knowledge of the senior officers of Kinross after due inquiries of the senior management and officers of Kinross regarding the relevant matter. Any reference to the knowledge of Goldcorp shall mean to the actual knowledge of the senior officers of Goldcorp after due inquiries of the senior management and officers of Goldcorp and the senior management and officers of MDO, regarding the relevant matter.

1.4 Entire Agreement

This Agreement and the agreements and other documents required to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties and set out all the covenants, promises, representations, warranties, conditions, understandings and agreements between the Parties relating to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no covenants, promises, representations, warranties, conditions, understandings or other agreements, oral or written, express, implied or collateral between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and any document required to be delivered pursuant to this Agreement.

1.5 Commercially Reasonable Best Efforts

The Parties acknowledge and agree that, for all purposes of this Agreement, an obligation on the part of any other Party to use its commercially reasonable best efforts to act or cause any action to be taken or to make any application or give any notice or to obtain any authorization, consent, relief, order approval or other document:

(a)	shall not require such Party to make any payment to any Person for the purpose of taking or causing to be taken such action or procuring the same, other than payments for amounts due and payable to such Person, payments for incidental expenses incurred by such Person and payments required by any applicable Legal Requirement, and

(b)	shall not require such Party to divest any assets or agree to any material limitation of or restriction on its business activities.

ARTICLE 2
PURCHASE AND SALE OF ASSETS

2.1 Purchase and Sale of Assets

Subject to the provisions of this Agreement, at the Closing Time, Kinross agrees to sell to Goldcorp and Goldcorp agrees to purchase the Kinross Interests and Goldcorp Barbados agrees to sell to Kinross and Kinross agrees to purchase the Goldcorp Cayman Shares all as set forth in more detail in Sections 2.2 and 2.3.

2.2 Goldcorp Cayman Shares

Subject to the provisions of this Agreement, at the Closing Time:

(a)	Sale of Goldcorp Cayman Shares — Goldcorp Barbados shall sell to Kinross, and Kinross shall purchase from Goldcorp Barbados, the Goldcorp Cayman Shares and Goldcorp shall cause Goldcorp Canada to transfer the legal interest in the Goldcorp Escondida Shares as Kinross shall direct. As consideration therefor Kinross shall deliver a demand promissory note in favour of Goldcorp Barbados in the principal amount of $100,000,000 (the “Kinross Note”). In addition,

Kinross shall assume the Goldcorp Liabilities. It is acknowledged that Goldcorp Barbados and certain of its Affiliates intend to dividend or distribute the Kinross Note to Goldcorp following its issuance and delivery;

(b)	Transfer and Delivery of the Goldcorp Cayman Shares — Goldcorp Barbados shall execute and deliver to Kinross a public deed of transfer of the Goldcorp Cayman Shares in accordance with applicable Cayman Laws, or accompanied by irrevocable security transfer powers of attorney executed in blank, and shall take such steps as may be necessary to enter Kinross or its nominee in Goldcorp Cayman’s register of members and in any applicable public registries as the holder of the Goldcorp Cayman Shares;

(c)	Other Documents — Goldcorp and Goldcorp Barbados shall deliver or cause to be delivered such other documents which are required or which Kinross or Kinross has reasonably requested on or before the Closing Date to give effect to the proper transfer of the Goldcorp Cayman Shares, free and clear of all Encumbrances; and

(d)	Release and Assumption of Obligations — Goldcorp and Goldcorp Canada shall release and save harmless Kinross and its Affiliates and their respective directors, officers, employees and agents from any and all obligations to Goldcorp, Goldcorp Canada and their Affiliates contained in each of the Joint Venture Agreements and in respect of the Kinross Liabilities and Kinross Contingent Liabilities and Goldcorp shall assume the Kinross Liabilities and the Kinross Contingent Liabilities, including any and all obligations that Kinross may have under the Musselwhite Agreement and the Porcupine Joint Venture Agreement.

2.3 Kinross Interests

Subject to the provisions of this Agreement, at the Closing Time:

(a)	Purchase and Sale of Kinross Interests — Kinross shall sell to Goldcorp and Goldcorp shall purchase from Kinross all right, title and interest in and to the Kinross Interests in exchange for payment to Kinross of consideration equal to the fair market value of the Kinross Interests (the “Kinross Purchase Price”), such Kinross Purchase Price to be satisfied by (i) the payment to Kinross of the Cash Amount; (ii) the repayment (for no further consideration) and cancellation by Goldcorp of the Kinross Note; and (iii) the assumption by Goldcorp of the Kinross Liabilities. In addition, Goldcorp shall assume the Kinross Contingent Liabilities, if any;

(b)	Transfer and Delivery of the Kinross Interests — Kinross shall execute and deliver to Goldcorp all such bills of sale, assignments, instruments of transfer, registrable transfers of land, deeds, assurances, consents and other documents as shall be reasonably necessary or desirable to effectively transfer to Goldcorp the Kinross Interests; Kinross shall deliver up to Goldcorp possession of the Kinross Interests, free and clear of all Encumbrances;

(c)	Other Documents — Kinross shall deliver such conveyances and other documents which are required or which Goldcorp has reasonably requested on or before the Closing Date to give effect to the proper transfer, assignment and conveyance of the Kinross Interests to Goldcorp, free and clear of all Encumbrances;

(d)	Release Under the Joint Venture Agreements — Kinross shall release and save harmless Goldcorp, Goldcorp Canada and their Affiliates and their respective directors, officers, employees and agents from any and all obligations to Kinross in relation to the Joint Ventures, including those obligations contained in each of the Joint Ventures Agreements and in respect of the Goldcorp Liabilities. Kinross shall assume the Goldcorp Liabilities including any and all obligations of Goldcorp or its Affiliates under the MDO Shareholders Agreement; and

(e)	Bell Creek Agreement — For greater certainty, Kinross shall assign to Goldcorp all of its rights, title and interest, to the extent assignable, or, if received, any and all proceeds pursuant to the Bell Creek Agreement, including proceeds, shares, cash, warrants and royalties.

2.4 Place of Closing

The Closing shall take place at the Closing Time at the offices of Osler, Hoskin & Harcourt LLP located at 1 First Canadian Place, Toronto, Ontario, or at such other place as may be agreed upon by Kinross and Goldcorp.

2.5 Assignment of Contracts

Nothing in this Agreement shall be construed as an assignment of, or an attempt to assign to any of the Parties, any Contract or Governmental Authorization which, as a matter of law or by its terms, is (i) not assignable, or (ii) not assignable without the approval or consent of the issuer thereof or the other party or parties thereto, without first obtaining such approval or consent. In connection therewith, the Parties shall:

(a)	apply for and use commercially reasonable efforts to obtain all consents or approvals contemplated by any Contract or any Governmental Authorization in a form satisfactory to assignee of such Contract or Governmental Authorization, acting reasonably; and

(b)	co-operate with each other in any reasonable arrangements designed to provide the benefits of such Contracts and Governmental Authorizations to the applicable assignee, including holding any such Contracts and Governmental Authorizations in trust for the assignee acting as agent for the assignee.

2.6 Tender

Any tender of documents or money under this Agreement may be made upon the Parties or their respective counsel and money shall be tendered by wire transfer of immediately available funds to the account specified by the receiving Party.

2.7 Taxes

(a)	Goldcorp shall be responsible for the payment of all sales and transfer Taxes, registration charges and transfer fees, goods and services Taxes and harmonized sales Taxes imposed under Part IX of the Excise Tax Act (Canada) and any similar value-added or multi-staged Tax imposed under any applicable Laws, payable by it in respect of the purchase and sale of the Kinross Interests under this Agreement.

(b)	Kinross shall be responsible for the payment of all sales and transfer Taxes, registration charges and transfer fees, goods and services Taxes and harmonized sales Taxes imposed under Part IX of the Excise Tax Act (Canada) and any similar value-added or multi-staged Tax imposed under any applicable Laws, payable by Kinross in respect of the purchase and sale of the Goldcorp Cayman Shares under this Agreement.

(c)	Goldcorp shall promptly reimburse Kinross for 50% of any Taxes payable by Kinross pursuant to the Mining Tax Act (Ontario) in respect of the purchase and sale of the Kinross Interests under this Agreement, including following any assessment or reassessment.

2.8 Allocation of Purchase Price

The purchase price allocation relating to each of the Goldcorp Cayman Shares and the Kinross Interests shall be made in accordance with the provisions of Exhibit 2.8, provided that if the purchase price is adjusted pursuant to Section 2.9 the amount of adjustment required shall, if such amount cannot be reasonably allocated to a particular asset, be allocated to resource property referred to in Exhibit 2.8. The amount of the difference, if any, referred to in Section 2.9 shall constitute an increase or reduction, as the case may be, in the purchase price.

Each of Goldcorp and Kinross shall report the purchase and sale of the assets and properties of the Kinross Interests and the Goldcorp Cayman Shares, as applicable, in any Tax Returns in accordance with the provisions of Exhibit 2.8. Goldcorp and Kinross hereby agree that they will use the values and allocations of consideration set out herein in all Tax filings reporting the purchase and sale transactions under this Agreement that require the use of fair market values or fair values including under the Tax Act, the Excise Tax Act (Canada), the Corporations Tax Act (Ontario), the Land Transfer Tax Act (Ontario), the Retail Sales Tax Act (Ontario), the Mining Tax Act (Ontario) and all other similar Laws, so that for income, goods and services, sales, transfer and similar taxation purposes such amounts represent the fair market values or fair values and become the applicable Party’s proceeds of disposition and costs of acquisition, respectively. Kinross further agrees that it will file all Tax Returns on the basis that the Order in Council continues to remain in full force and effect. From and after the Closing Date Kinross acknowledges and agrees that Goldcorp shall have the sole right to deal with the Ontario government in respect of the Order in Council.

2.9 Cash Adjustments

(a)	Goldcorp shall prior to the Closing Time deliver to Kinross a statement setting out the cash balance as at September 30, 2007 for (i) MDO and its Subsidiaries (the “MDO Cash Balance”); (ii) the Porcupine Joint Venture (the “Porcupine Cash Balance”); and (iii) the Musselwhite Joint Venture (the “Musselwhite Cash Balance”).

(b)	With respect to the MDO Cash Balance, prior to the Closing Date, the Parties shall cause the amount of the MDO Cash Balance to be distributed to Macaines and Goldcorp Cayman, on an equal basis in accordance with their respective 50% interests. Goldcorp Cayman shall in turn distribute such amount, net of applicable Taxes, to Goldcorp Barbados prior to Closing (such distribution together with the payment by MDO, above, the “Permitted Distribution”).

(c)	With respect to the Porcupine Cash Balance and the Musselwhite Cash Balance respectively, the Cash Amount shall be increased (or, if such figure is negative, decreased) on the Closing Date by an amount equal to (i) the sum of the Porcupine Cash Balance; (ii) the Musselwhite Cash Balance; (iii) amounts paid by Kinross during the Interim Period as cash calls to either of the Porcupine Joint Venture or the Musselwhite Joint Venture, respectively; minus (iv) the Bullion Value for the Interim Period, as reflected in the JV Books and Records.

(d)	On or prior to five (5) Business Days before the Closing Date, Goldcorp may notify Kinross of its intent to cause Goldcorp Cayman, MDO, or any Subsidiary of MDO to declare and pay a dividend prior to the Closing Time that would not otherwise be a Permitted Distribution (an “Additional Dividend”) in an amount not exceeding the amount reasonably necessary to ensure that the estimated cash of the dividend payer as of the Closing Time does not exceed 10% of the estimated gross fair market value of the assets of the dividend payer as of the Closing Time. The notification by Goldcorp shall include the amount of the proposed Additional Dividend and its estimate of the cash and gross fair market value of the assets of the dividend payer as of the Closing Time. Kinross will cause its Subsidiaries to vote in favour of the Additional Dividend. Goldcorp and Kinross agree that the Cash Amount to be paid by Goldcorp to Kinross under Section 2.3(a) shall be increased by the amount necessary to ensure that Kinross and its Subsidiaries are not in a worse economic position after the payment of any dividends pursuant to this Section 2.9(d) at the Closing Time than Kinross and its Subsidiaries would have been in at the Closing Time if such dividends had not been declared or paid.

(e)	Closing Date Financial Statements:

(i)	As soon as reasonably practicable after the Closing Date and in any event not later than forty-five (45) days thereafter, Goldcorp shall prepare and deliver to Kinross the JV Closing Date Financial Statement and MDO shall prepare and deliver to the Parties the MDO Closing Date Financial

Statement. The Parties shall cooperate fully in the preparation of each of the Closing Date Financial Statements.

(ii)	Subject to Section 2.9(e)(iii), the Parties agree that within ten (10) Business Days after delivery of each of the Closing Date Financial Statements, they shall make whole any Party to whom any amounts are due as a result of a discrepancy between the amounts shown in the Closing Date Financial Statements and any amounts previously paid (or adjustments to the Cash Amount made) pursuant to Sections 2.9(b) or 2.9(c):

(iii)	In the event that Kinross objects in good faith to any item of the JV Closing Date Financial Statement, or either Party objects in good faith to any items of the MDO Closing Date Financial Statement, it shall so advise the other Party by delivery to it of a written notice (the “Objection Notice”) within ten (10) Business Days after the delivery of the applicable Closing Date Financial Statement. The Objection Notice shall set out the reasons for the objection as well as the amount in dispute and reasonable details of the calculation of such amount.

(iv)	Each Party shall provide the other and its accountants with sufficient access to the Books and Records and working papers used in the preparation of the Closing Date Financial Statements to enable it to exercise its rights under this Section. Kinross and Goldcorp shall attempt to resolve all of the items in dispute set out in any Objection Notice within thirty (30) days of receipt of any Objection Notice. Any items in dispute not resolved within such thirty (30) day period shall be referred as soon as possible thereafter by Kinross and Goldcorp to the Independent Auditor. The Independent Auditor shall act as an expert and not as an arbitrator and shall be required to determine the items in dispute that have been referred to it as soon as reasonably practicable but in any event not later than thirty (30) days after the date of referral of the dispute to it. In making its determination, the Independent Auditor will only consider the issues in dispute placed before it. Kinross and Goldcorp shall provide or make available all documents and information as are reasonably required by the Independent Auditor to make its determination. The determination of the Independent Auditor shall be final and binding on the Parties and the Closing Date Financial Statement shall be (or not be) adjusted as required by such determination.

(v)	The fees and expenses of the Independent Auditor in acting in accordance with this Section 2.9(e) shall be shared equally by Goldcorp and Kinross, unless the Independent Auditor determines otherwise.

(vi)	Within five (5) Business Days after resolution, by agreement of the Parties, of the dispute which was the subject of the Objection Notice or, failing such resolution, within five (5) Business Days after the final determination of the Independent Auditor, Kinross or Goldcorp, as the case may be, shall pay or cause to be paid to the other the amount owing as a result of such resolution or final determination.

2.10 Planning Act

This Agreement will be effective to create an interest in the Kinross Lands, Kinross Leases and Kinross Mining Claims comprising part of the Kinross Interests (the “Kinross Real Property Interests”) only if the subdivision control provisions of the Planning Act (Ontario) are complied with on or before the Closing. Goldcorp shall proceed in a timely and diligent manner on behalf of each of Goldcorp and Kinross, to obtain the written consent (the “Planning Act Consent”) of the Committee of Adjustment for the relevant Governmental Authority (the “Committee of Adjustment”) to the severance of the real property from adjoining lands owned by Kinross. Goldcorp and Kinross agree to work co-operatively, to prepare and submit the application for the Planning Act Consent (the “Planning Act Application”). Kinross shall have five (5) Business Days from the date of its receipt of a draft copy of the Planning Act Application to provide comments to Goldcorp in respect thereof, failing which Goldcorp shall be entitled to proceed to file such Planning Act Application with the Committee of Adjustment. Goldcorp shall consider any comments of Kinross in good faith. Goldcorp shall deliver to Kinross a copy of the final Planning Act Application submitted to the Committee of Adjustment, together with any reference plan or plans required to be prepared and filed in connection therewith and all correspondence relating thereto, forthwith upon delivery or receipt by Goldcorp of the same. The Parties agree that in the event that any conditions are attached to the Planning Act Consent then the cost of satisfying such conditions shall be to the account of Goldcorp. Each of the Parties shall do such things and take such actions as may be reasonably necessary of them to satisfy any conditions in a timely and diligent manner. Goldcorp and Kinross covenant and agree to execute all applications and other documents related to the Planning Act Application as may be reasonably necessary to be executed by such Parties forthwith upon being requested to do so by the other Parties.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF KINROSS

Kinross represents and warrants to Goldcorp the matters set out below in this Article 3.

3.1 Incorporation and Corporate Power

Kinross is validly existing under the Laws of the Province of Ontario and has the corporate power and capacity to enter into this Agreement and to perform its obligations hereunder.

3.2 Right to Sell

(a)	Kinross is the sole beneficial and, where applicable, registered owner of the Kinross Interests with good and valid title, free and clear of all Encumbrances. Subject to the receipt of the Planning Act Consent, Kinross has the exclusive right to dispose of the Kinross Interests as provided in this Agreement and such dispositions will not violate, contravene, breach or offend against or result in any default under any Contract, charter or by-law provision or Law to which Kinross is a party or subject or by which Kinross is bound.

(b)	Other than the Musselwhite Agreement and the Porcupine Joint Venture Agreement, there are no joint venture agreements, shareholders agreements, partnership agreements, voting agreements, powers of attorneys, co-ownership agreements, co-tenancy agreements, management agreements or other agreements or understandings in effect with respect to the ownership, sale, transfer, management and control of the Kinross Interests save and except for any voting agreements, powers of attorney or management and control agreements that may have been entered into with Goldcorp or any Affiliates thereof.

(c)	Other than pursuant to this Agreement, or as set out in the Musselwhite Agreement or the Porcupine Joint Venture Agreement, there are no securities, options, warrants, calls or other rights, entitlements, agreements, commitments or undertakings obligating Kinross to sell, or entitling any Person to acquire the Kinross Interests, or any rights or obligations capable of becoming an agreement to acquire the Kinross Interests.

3.3 Due Authorization and Enforceability of Obligations

Kinross has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Kinross. This Agreement constitutes, and each other agreement to be executed by Kinross in connection with the Closing will constitute, a valid and binding obligation of Kinross enforceable against it in accordance with its terms, subject to the usual qualifications with respect to bankruptcy and equitable remedies.

3.4 Absence of Conflicts

Kinross is not a party to, bound or affected by or subject to any Contract, charter or by-law provision or Law that would be violated, breached by, or under which default would occur or an Encumbrance would, or with notice or the passage of time would, be created, as a result of the execution and delivery of, or the performance of obligations under, this Agreement or any other agreement to be entered into under the terms of this Agreement, other than (i) in connection with outstanding indebtedness or letters of credit; (ii) under the Bell Creek Agreement; (iii) the Planning Act Consent; (iv) approval of the Ministry of Northern Development and Mines regarding the transfer of the Kinross Leases; or (v) pursuant to Contracts or other commitments entered into or administered by Goldcorp Canada or its Affiliates in its role as manager of the Joint Ventures.

3.5 Regulatory Approvals

No approval, Order, consent of or filing with any Governmental Authority is required on the part of Kinross in connection with the execution, delivery and performance of this Agreement or any other documents and agreements required to be delivered under this Agreement or the consummation of the transactions contemplated to occur pursuant hereto and thereto or in order to prevent the termination of any rights to be transferred to Goldcorp or the acceleration of any of the Kinross Liabilities, other than (i) the Planning Act Consent, and (ii) the approval of the Ministry of Northern Development and Mines regarding the transfer of the Kinross Leases.

3.6 No Broker

Kinross has carried on all negotiations relating to this Agreement and the transactions contemplated in this Agreement directly and without the intervention on its respective behalf of any other party in such manner as to give rise to any valid claim for a brokerage commission, finder’s fee or other like payment.

3.7 Exploration Data

Kinross has disclosed to Goldcorp the material results of any drilling programs conducted by it since 1998 on the Cominor JV properties, being the sole interest held by Kinross in any property situated within one kilometre of the exterior boundary of the property owned by MDO.

3.8 No Action

Other than matters of which Goldcorp or its Affiliates have knowledge, (i) to its knowledge, neither Kinross nor any of its Affiliates has taken any actions or failed to take any action which has created a Claim, liability or Encumbrance of any nature or kind in respect of either Joint Venture or the assets of such Joint Ventures and (ii) to its knowledge, neither Kinross nor any Affiliate of Kinross has entered into any Contracts on behalf of the Joint Venture.

3.9 Knowledge Regarding MDO

To Kinross’ knowledge, in its capacity as the non-managing shareholder of MDO, there are no facts, matters, affairs or circumstances in existence as of the date hereof that Kinross or any of its Affiliates has failed to communicate to Goldcorp or its Affiliates or that do not appear in the MDO Books and Records, which would be reasonably expected to have a Material Adverse Effect on MDO.

3.10	GST Registration

Kinross is a registrant under Part IX of the Excise Tax Act (Canada) and its registration number is 1384 30814 RT0001.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF GOLDCORP

Goldcorp represents and warrants to Kinross the matters set out below in this Article 4, such representations being qualified in their entirety by the Goldcorp Disclosure.

4.1 Incorporation, Corporate Power and Authorized Capital

(a)	Goldcorp is a company duly amalgamated and validly existing under the Laws of the Province of Ontario. Goldcorp Cayman is a company duly incorporated and validly existing under the Laws of the Cayman Islands. Goldcorp Barbados is a company duly incorporated and validly existing under the Laws of Barbados.

(b)	Each of MDO and Goldcorp Cayman is duly qualified, licensed or registered to carry on its business as now being conducted in all jurisdictions in which the nature of the business conducted by it or the property owned or leased by it makes such qualification, licensing or registration necessary, other than jurisdictions where the failure to be so qualified, licensed or registered would not have a Material Adverse Effect, and has all necessary corporate power, authority and capacity to carry on its business as currently conducted.

(c)	Goldcorp Cayman has an authorized capital of $100,900,000 divided into 900,000 ordinary shares of with a par value of $1.00 each and 100,000,000 Class “A” Preference shares with a value of $1.00 each, of which only the Goldcorp Cayman Shares are issued and outstanding. Goldcorp Barbados is the registered and beneficial owner of the Goldcorp Cayman Shares.

(d)	MDO has an authorized capital of $48,368,225.62 divided into 3,500,000 issued and outstanding ordinary shares, of which Goldcorp Cayman is the registered and beneficial holder of 50% (1,750,000 ordinary shares, representative of $24,184,112.81) and Macaines is the registered holder of 50% (1,750,000 ordinary shares, representative of $24,184,112.81).

4.2 Right to Sell

(a)	Goldcorp Barbados is the sole registered and beneficial owner of the Goldcorp Cayman Shares, and Goldcorp Cayman is the sole registered and beneficial owner of the MDO Shares free and clear of all Encumbrances. Goldcorp Barbados has the exclusive right to dispose of the Goldcorp Cayman Shares provided for in this Agreement and such disposition will not violate, contravene, breach or offend against or result in any default under any Contract, charter or by-law provision or Law, to which any of Goldcorp, Goldcorp Barbados or Goldcorp Cayman is a party or subject or by which any of them is bound.

(b)	Other than this Agreement, there are no shareholder agreements, joint venture agreements, partnership agreements, voting agreements, powers of attorneys, co-ownership agreements, co-tenancy agreements, management agreements or other agreements or understandings in effect with respect to the ownership, sale or transfer of the Goldcorp Cayman Shares, and other than this Agreement and the MDO Shareholders Agreement, there are no shareholder agreements, joint venture agreements, partnership agreements, voting agreements, powers of attorneys, co-ownership agreements, co-tenancy agreements, management agreements or other agreements or understandings in effect with respect to the ownership, sale or transfer of the MDO Shares.

(c)	Other than pursuant to this Agreement, there are no securities, options, warrants, calls or other rights, entitlements, agreements, commitments or undertakings obligating Goldcorp Barbados to sell, or entitling any Person to acquire, the

Goldcorp Cayman Shares or unissued shares in the capital of Goldcorp Cayman, or any rights or obligations capable of becoming an agreement to acquire the Goldcorp Cayman Shares or any unissued shares in the capital of Goldcorp Cayman.

(d)	Other than pursuant to this Agreement and the MDO Shareholders Agreement, there are no securities, options, warrants, calls or other rights, entitlements, agreements, commitments or undertakings obligating Goldcorp Cayman to sell, or entitling any Person to acquire, the MDO Shares, or any rights or obligations capable of becoming an agreement to acquire the MDO Shares.

(e)	MDO has no Subsidiaries other than as identified and described in the Recitals to this Agreement. MDO is the sole registered and beneficial owner of the shares in the capital of each of the MDO Subsidiaries in the quantities described in the Recitals to this Agreement, other than the Goldcorp Escondida Shares of which MDO is the beneficial owner, in each case, free and clear of all Encumbrances. MDO does not own, or have any interest in any shares or have an ownership interest in any other Person other than as described in the Recitals.

(f)	All of the outstanding shares of MDO and Goldcorp Cayman and all of the outstanding shares in each of the MDO Subsidiaries have been duly and validly issued in compliance with all applicable Laws and are outstanding as fully paid and non-assessable shares. No options, warrants or other rights to purchase shares or other securities of MDO and no securities or obligations convertible into or exchangeable for shares or other securities of MDO have been authorized or agreed to be issued or are outstanding other than that which shall be terminated on or before Closing.

4.3 Due Authorization and Enforceability of Obligations

Each of Goldcorp and Goldcorp Barbados has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its respective obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of each of Goldcorp and Goldcorp Barbados. This Agreement constitutes, and each other agreement to be executed by Goldcorp and Goldcorp Barbados in connection with the Closing will constitute, a valid and binding obligation of each of Goldcorp and Goldcorp Barbados enforceable against each of them in accordance with the terms of this Agreement or such other agreement, subject to the usual qualifications with respect to bankruptcy and equitable remedies.

4.4 Absence of Conflicts

Subject to the receipt of the Planning Act Consent, none of Goldcorp, Goldcorp Barbados, Goldcorp Cayman, MDO or any of the MDO Subsidiaries is a party to, bound or affected by or subject to any Contract, charter or by-law provision or Law, that would be violated, breached by, or under which default would occur or an Encumbrance would, or with notice or the passage of time would, be created, as a result of the execution and delivery of, or the performance of obligations under, this Agreement relating to the transfer of the Goldcorp Cayman Shares or any other agreement to be entered into under the terms of this Agreement relating to such transfer.

4.5 Regulatory Approvals

No approval, Order, consent of or filing with any Governmental Authority is required on the part of Goldcorp, Goldcorp Barbados, Goldcorp Cayman, MDO or any of the MDO Subsidiaries in connection with the execution, delivery and performance of this Agreement or any other documents and agreements required to be delivered under this Agreement or the consummation of the transactions contemplated to occur pursuant hereto and thereto or in order prevent the termination of any right held by MDO or any of the MDO Subsidiaries or the acceleration of the Goldcorp Liabilities.

4.6 No Broker

Goldcorp and its Affiliates have carried on all negotiations relating to this Agreement and the transactions contemplated in this Agreement directly and without the intervention on its behalf of any other party in such manner as to give rise to any valid Claim for a brokerage commission, finder’s fee or other like payment.

4.7 Bankruptcy and Insolvency

None of Goldcorp Barbados, Goldcorp Cayman, MDO or the MDO Subsidiaries has taken any proceeding with respect to a compromise or arrangement to its creditors, has taken any proceeding to have itself declared bankrupt or wound-up, has taken any proceeding to have a receiver appointed of any part of its respective assets and at present, no encumbrancer or receiver has taken possession of any of its respective property and no execution or distress order is enforceable or levied upon any of its respective property and no petition for a receiving order in bankruptcy is filed against it.

4.8 No Litigation

There are no outstanding Claims at Law or in equity before or by any Governmental Authority pending or, to the knowledge of Goldcorp, threatened against Goldcorp or any of its Affiliates or MDO which would prevent any of them from completing the transactions contemplated by this Agreement.

4.9 Corporate Records

(a)	The corporate records of MDO and each of the MDO Subsidiaries are complete and accurate in all material respects and all corporate proceedings and actions reflected therein have been conducted or taken in compliance with all applicable Laws and with the articles and by-laws of MDO and the MDO Subsidiaries, respectively and as applicable, and without limiting the generality of the foregoing, (i) the respective minute books contain complete and accurate minutes of all meetings of the directors and shareholders of MDO and each of the MDO Subsidiaries held since May 12, 2006; (ii) the respective minute books contain all written resolutions passed by the directors and shareholders of MDO and each of the

MDO Subsidiaries since May 12, 2006 and all such resolutions were duly passed; and (iii) the share certificate books, registers of shareholders and registers of transfers of MDO and each of the MDO Subsidiaries are complete and accurate and all such transfers have been duly completed and approved.

(b)	The corporate records of Goldcorp Cayman are complete and accurate in all material respects and all corporate proceedings and actions reflected therein have been conducted or taken in compliance with all applicable Laws and with the memorandum and articles of association of Goldcorp Cayman, respectively, and without limiting the generality of the foregoing, (i) the respective minute books contain complete and accurate minutes of all meetings of the directors and shareholders of Goldcorp Cayman held since May 12, 2006; (ii) the respective minute books contain all written resolutions passed by the directors and shareholders of Goldcorp Cayman since May 12, 2006, and all such resolutions were duly passed; (iii) the share certificate books, register of members and register of transfers of Goldcorp Cayman are complete and accurate and all such transfers have been duly completed and approved; and (iv) the registers of directors and officers of Goldcorp Cayman are complete and accurate and all former and present directors and officers of Goldcorp Cayman were duly elected or appointed, as the case may be.

4.10 MDO Books and Records

The MDO Books and Records have been delivered or made available to Kinross. The MDO Books and Records are, and all information relating to MDO and the MDO Subsidiaries which has provided to Kinross or Macaines by Goldcorp and its Affiliates is, true, correct and complete in all material respects and fairly and correctly set(s) out and disclose(s) in all material respects the financial position of MDO and the material attributes of the La Coipa Mine known to Goldcorp and its Affiliates as of the relevant dates of such MDO Books and Records provided that the foregoing representation does not apply with respect to strategic business plans, forecasts and other similar forward-looking materials forming part of such MDO Books and Records. All such strategic plans, business plans and other similar forward-looking materials prepared by Goldcorp and its Affiliates from and after May 12, 2006 were prepared in good faith in a prudent manner based on assumptions which to Goldcorp’s knowledge were reasonable at the time such assumptions were made. No material fact or facts have been omitted from the MDO Books and Records, nor have Goldcorp or any of its Affiliates failed to provide any fact or facts which would make any information therein misleading. All material financial transactions of MDO and the MDO Subsidiaries have been accurately recorded in the MDO Books and Records.

4.11 JV Books and Records

The JV Books and Records have been delivered or made available to Kinross. The JV Books and Records are and all information relating to the Joint Ventures which Goldcorp has provided to Kinross or its Affiliates is, true, correct and complete in all material respects and fairly and correctly set(s) out and disclose(s) in all material respects the financial positions of the Joint Ventures and the material attributes of the Joint Ventures known to Goldcorp as of the relevant dates of such JV Books and Records provided that the foregoing representation does not apply with respect to strategic business plans, forecasts and other similar forward-looking materials forming part of such books and records. All such strategic plans, business plans and other similar forward-looking materials prepared by Goldcorp and its Affiliates were prepared in good faith in a prudent manner based on assumptions which to Goldcorp’s knowledge were reasonable at the time such assumptions were made. No material fact or facts have been omitted from the JV Books and Records, nor has Goldcorp failed to provide any fact or facts, which would make any information therein misleading. All material financial transactions of the Joint Ventures have been accurately recorded in the JV Books and Records.

4.12 Financial Statements

(a)	The Cayman Financial Statements have been prepared in accordance with IAS and present fairly in all material respects all of the assets, liabilities and financial position of Goldcorp Cayman as at the dates indicated. At the Closing Date, the only asset of Goldcorp Cayman shall be the MDO Shares.

(b)	The Financial Statements have been prepared in accordance with Chilean generally accepted accounting principles and present fairly in all material respects all of the assets, liabilities and financial position of MDO and each of the MDO Subsidiaries as at the dates indicated and the sales, earnings, results of operation and changes in financial position of MDO and the MDO Subsidiaries for all the dates indicated.

4.13 Absence of Undisclosed Liabilities

Since the date of the Financial Statements, other than those that have been incurred in the ordinary course of business and which do not have a Material Adverse Effect, none of MDO or any of the MDO Subsidiaries has incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise) which continue to be outstanding.

4.14 Absence of Changes or Unusual Transactions

Since the date of the Financial Statements, MDO has carried on business and conducted its operations and affairs in the ordinary and normal course consistent with past practice and there has not been:

(a)	any Material Adverse Change in the financial condition, operations or prospects of MDO;

(b)	any damage, destruction, Loss, labour trouble or other event, development or condition of any character (whether or not covered by insurance) which had a Material Adverse Effect on the business, assets or properties of MDO;

(c)	any transfer, assignment, sale or other disposition of any of the material assets of MDO shown or reflected in the Financial Statements, except in the ordinary course of business;

(d)	any assumption of any material obligation or liability (fixed or contingent), except unsecured current obligations and liabilities incurred in the ordinary course of business;

(e)	any discharge or satisfaction of any material Encumbrance or payment of any material obligation or liability (fixed or contingent) other than liabilities included in the Financial Statements and liabilities incurred since the date of the Financial Statements in the ordinary course of business;

(f)	any extraordinary Loss, in respect of any rights of substantial value suffered by and material in relation to MDO;

(g)	any grant of any bonuses, whether monetary or otherwise or the making or announcement of any general wage or salary increase in respect of Employees or changes in the terms of employment of any Employee except in the ordinary course of business, consistent with past practice;

(h)	any material Encumbrance on any of the assets or property of MDO, whether tangible or intangible; or

(i)	the authorization, agreement or other commitment to do any of the foregoing.

4.15 Absence of Guarantees

(a)	Goldcorp Cayman has not given or agreed to give and is not a party to or bound by any guarantee or material indemnity in respect of indebtedness or other obligations of any Person or any other similar obligation by which is, or is contingently, responsible for such indebtedness or other obligations.

(b)	MDO has not given or agreed to give and is not a party to or bound by any guarantee or material indemnity in respect of indebtedness or other obligations of any Person or any other similar obligation by which it is, or is contingently, responsible for such indebtedness or other obligations.

4.16 Business in Compliance with Law

The operations of each of MDO and the MDO Subsidiaries have been and are now being conducted in compliance, in all material respects, with all applicable Laws except, in the case of MDO and the MDO Subsidiaries, as would not have a Material Adverse Effect on MDO. Each of MDO, the MDO Subsidiaries and Goldcorp Cayman is in receipt of all Governmental Authorizations required to carry on its business except, in the case of MDO and the MDO Subsidiaries, where the failure to be in receipt of such Governmental Authorization would not have a Material Adverse Effect on MDO. Such Governmental Authorizations are in full force and effect in accordance with their terms, there have been no material violations thereof and no proceedings are pending or, to the knowledge of Goldcorp, threatened which could result in their revocation or limitation. This Section 4.16 does not apply to Environmental Laws which are addressed exclusively in the representations made in Section 4.18.

4.17 Mining Rights

(a)	With respect to the underlying material mineral properties owned by MDO and any of the MDO Subsidiaries (the “Underlying Mineral Properties”) and all mining and mineral rights of whatsoever nature and kind, including all mining claims, both patented and unpatented, licences, leases, concessions, licenses of occupation, easements, privileges and other rights relating thereto, all rents and payments due to the date hereof on each such mineral right have been paid and MDO and the MDO Subsidiaries have taken all required steps under Chilean Law to maintain all such mining and mineral rights in good standing. Each of MDO and the MDO Subsidiaries has been in peaceable possession since May 12, 2006 and no waiver, indulgence or postponement of the rights of MDO or any of the MDO Subsidiaries thereunder has been granted and there exists no event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or both, or the happening of any further event or condition, would become a default under such right which would have a Material Adverse Effect. None of MDO or any of the MDO Subsidiaries is in breach of any reclamation obligation currently outstanding and unsatisfied in respect of such rights, except where such a breach would not have a Material Adverse Effect on MDO.

(b)	Neither Goldcorp nor MDO nor any of the MDO Subsidiaries has received notice of or otherwise has knowledge of any material Claims against MDO or any of the MDO Subsidiaries challenging the right, title and interest of MDO or any of the MDO Subsidiaries in the Underlying Mineral Properties which, in the aggregate, would materially impair the ability of MDO to carry on the business of the La Coipa Mine substantially in the manner in which such business is currently being carried on where such Claim would reasonably be expected to result in a Material Adverse Effect on MDO. None of such Underlying Mineral Properties is in imminent danger of being lost or subject to forfeiture where such loss or forfeiture would have a Material Adverse Effect. None of Goldcorp, Goldcorp Cayman, MDO or any of the MDO Subsidiaries have received any notice from a Governmental Authority of: (i) any non-compliance of the Underlying Mineral Properties or the improvements or fixtures located thereon, or the operation or maintenance thereof, with municipal, building or zoning by-laws or regulations; or (ii) any work orders relating to, or advising of any material defects in, the construction or state of repair of any improvements or fixtures on such property, which notices have not been materially complied with and which, in the aggregate, would have a Material Adverse Effect.

4.18 Environmental Matters

All Environmental Approvals necessary to conduct operations at the La Coipa Mine have been obtained, are in full force and effect unamended, have been complied with in all material respects and, to the knowledge of Goldcorp, there are no proceedings in progress, pending, or threatened which may result in the cancellation, revocation, suspension, or modification of any Environmental Approval that would have a Material Adverse Effect. All operations of MDO are now in compliance in all material respects with all Environmental Laws, other than as would not have a Material Adverse Effect. To Goldcorp’s knowledge, no MDO representative or Employee has made any statements or representations to the Chilean Governmental Authorities regarding any material Environmental matter that Goldcorp believes would constitute fraud or willful misconduct.

4.19 Collective Agreements

Save and except for the collective agreement entered into on January 1, 2006 between Sindicato Uno, Sindicato Dos and “Non-Union Workers” setting out the terms of the benefits for Employees of MDO and which expires on June 30, 2009 (the “MDO Collective Agreement”), MDO is not a party, either directly or by operation of Law, to any collective agreement, letters of understanding, letters of intent or other written communication with any trade union or association which may qualify as a trade union, which would cover any of its Employees or any independent contractors of MDO. The MDO Collective Agreement is in full force and effect and no material default exists on the part of MDO. Within the past five years to Goldcorp’s knowledge, MDO has not engaged in any unfair labour practices and there are no outstanding grievances and to the knowledge of Goldcorp, none are pending. There is no strike or lock-out occurring or, to the knowledge of Goldcorp, threatened which affects or would affect MDO. MDO has no unresolved pending arbitration cases outstanding. MDO does not have any serious labour relations problems that would reasonably be expected to materially adversely affect the value of MDO or lead to a materially adverse interruption of MDO’s operations.

4.20 Benefit Plans

Each Benefit Plan is, and has been, as applicable, established, registered, qualified, administered and invested in compliance with (i) the terms thereof and (ii) all applicable Laws. MDO has not received, in the last three years, notice from any Person challenging such compliance. There are no outstanding defaults or violations under the Benefit Plans by MDO where such default or violation would have a Material Adverse Effect. Goldcorp does not have any knowledge of any material default or violation by any other party to any Benefit Plan. To the knowledge of Goldcorp, there have been no amendments, modifications or restatements of any Benefit Plan made or any improvements in benefits promised under the Benefit Plans that have not been disclosed to Kinross. All contributions or premiums required to be paid to or in respect of each Benefit Plan have been paid in a timely fashion in accordance with the terms thereof and all applicable Laws and no Taxes, penalties or fees are owing or exigible under any Benefit Plan. Other than claims for benefits in the ordinary course, there is no Claim pending or, to the knowledge of Goldcorp, threatened involving any Benefit Plan or its assets. No event has occurred respecting any Benefit Plan which would entitle any Person (without the consent of MDO) to wind-up or terminate any Benefit Plan, in whole or in part, or which could reasonably be expected to adversely affect the tax status thereof (if applicable) or require any penalty Taxes to be paid under any applicable Laws. Where a dedicated fund is required to be maintained for any Benefit Plan by Law, there are no going concern unfunded actuarial liabilities, past service unfunded liabilities or solvency deficiencies respecting any such Benefit Plan. The consummation of the transactions contemplated under this Agreement shall not constitute an event under any Benefit Plan that shall or may result; (i) in any acceleration of, or vesting of, or increase in benefits with respect to any Employee or former Employee; or (ii) in any acceleration of or increase in the funding requirements of any Benefit Plan.

4.21 Contracts

All material Contracts of MDO are in full force and effect, unamended and no default exists under such material Contracts on the part of MDO or, to Goldcorp’s knowledge, on the part of any of the other parties to such Contracts that would reasonably be expected to have a Material Adverse Effect. There are no current or pending negotiations with respect to the renewal, repudiation or amendment of any such material Contracts.

4.22 Tax Matters

Each of MDO and the MDO Subsidiaries have filed, to the extent required by applicable Law, on a timely basis (within the time and manner required by applicable Law) all federal and state income Tax Returns and election forms and the Tax Returns of any other jurisdiction required to be filed and all such returns and forms have been completed accurately and correctly in all material respects. As of the Closing Date, each of MDO and the MDO Subsidiaries will have paid all Taxes for all previous years and all required quarterly instalments due for the current fiscal year have been paid for which Tax Returns are not yet required to be filed. As of the Closing Date, each of MDO and the MDO Subsidiaries will have provided adequate reserves for all Taxes not yet due and payable and that relate to periods ended on or prior to the Closing Date and such reserves are reflected in the Financial Statements. There are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any Tax Return by, or payment of any Taxes, governmental charge or deficiency by MDO or any of the MDO Subsidiaries, nor are there any actions, suits, proceedings, investigations or claims now threatened or pending against MDO or any of the MDO Subsidiaries by any Governmental Authority in respect of, or discussions under way with any Governmental Authority relating to, any such Taxes or governmental charge or deficiency. None of MDO or any of the MDO Subsidiaries has (i) acquired or had the use of any property from a Person with whom it was not dealing at arms’ length other than at fair market value; and (ii) disposed of any property to a Person with whom it was not dealing at arm’s length for proceeds less than the fair market value thereof. There are no disputes pending, or Claims asserted or, to the knowledge of Goldcorp, threatened for Taxes owing by MDO or any of the MDO Subsidiaries and no notices of assessment or reassessment for which an amount of Tax is owing is currently outstanding. No Government Authority has notified MDO or any of the MDO Subsidiaries that an examination of a Tax Return of MDO or any of the MDO Subsidiaries is currently in progress. Each of MDO and the MDO Subsidiaries has withheld and collected all amounts required by applicable Law to be withheld or collected by it on account of Taxes. Each of MDO and the MDO Subsidiaries have remitted all such amounts to the appropriate Governmental Authority within the time prescribed under applicable Law. The representations made in this Section 4.22 are subject to the disclosure made in the Goldcorp Disclosure Letter.

4.23 Exploration Data

Goldcorp has provided Kinross with copies of any reports on any projects reviewed by Goldcorp or any of its Affiliates within the Development Area or within one (1) kilometre of the exterior boundary of the Musselwhite Joint Venture property within the six (6) months prior to the date of this Agreement.

4.24 Knowledge Regarding MDO

To Goldcorp’s knowledge, there are no facts, matters, affairs or circumstances in existence as of the date hereof that Goldcorp or any of its Affiliates has failed to communicate to Kinross or its Affiliates or that do not appear in the MDO Books and Records, which would be reasonably expected to have a Material Adverse Effect on MDO.

ARTICLE 5
NON-WAIVER; SURVIVAL

5.1 Non-Waiver

No waiver of any condition or other provisions, in whole or in part, shall constitute a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

5.2 Nature and Survival

The representations and warranties of Kinross set out in Article 3 and the representations and warranties of Goldcorp set out in Article 4 shall survive the Closing and continue in full force and effect for a period of three (3) years, except for the matters set forth in Section 4.22, which shall expire on the earlier of (i) ninety (90) days after the relevant Governmental Authorities shall no longer be entitled to assess or reassess liability for the relevant Taxes for the periods in question, having regard, without limitation, to any waivers given by MDO or Goldcorp or its Affiliates in respect of any taxation year and (ii) seven (7) years from the date hereof. Any Claim for breach of any of the representations and warranties contained in this Agreement or in any agreement or other document delivered pursuant to this Agreement, shall be made within the expiry period of the representation in question.

ARTICLE 6
GOLDCORP’S CONDITIONS PRECEDENT

The obligations of Goldcorp to complete the acquisition of the Kinross Interests and to complete the sale of the Goldcorp Cayman Shares under this Agreement shall be subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of Goldcorp and may be waived by it in whole or in part).

6.1 Truth and Accuracy of Representations of Kinross at the Closing Time

All of the representations and warranties of Kinross made in or pursuant to this Agreement shall be true and correct, in all material respects, as at the Closing Time and with the same effect as if made at and as of the Closing Time and Goldcorp shall have received a certificate signed by a senior officer of Kinross confirming the truth and correctness of its representations and warranties.

6.2 Performance of Obligations

Kinross shall have performed or complied with, in all material respects, all of its respective obligations and covenants under this Agreement and Goldcorp shall have received a certificate signed by a senior officer of Kinross confirming such performance and compliance. For greater certainty, Goldcorp shall have no obligation to complete the acquisition of the Kinross Interests in accordance with the transactions contemplated by this Agreement until and unless Kinross has completed the acquisition of the Goldcorp Cayman Shares.

6.3 Receipt of Closing Documentation

All documentation relating to the due authorization and completion of the transactions contemplated by this Agreement and all actions and proceedings taken on or prior to Closing in connection with the performance by Kinross of its obligations under this Agreement, shall be satisfactory to Goldcorp, acting reasonably, and Goldcorp shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement and the taking of all corporate proceedings in connection with such transactions in compliance with these conditions.

6.4 Opinion of Counsel for Kinross

Goldcorp shall have received a Closing legal opinion dated the Closing Date from counsel for Kinross, in form and substance customarily provided in transactions similar to the nature and type of transactions contemplated by this Agreement, and satisfactory to Goldcorp acting reasonably, subject to customary and reasonable qualifications including in respect of corporate existence, corporate power and authority, enforceability of obligations with respect to Kinross, no violation of articles or by-laws and no Governmental Authorizations.

6.5 Directors and Officers

The directors and officers of MDO and the MDO Subsidiaries nominated by Goldcorp shall have received full and final releases from MDO and the MDO Subsidiaries and Kinross and the directors and officers of Goldcorp Cayman shall have received full and final releases from Goldcorp Cayman, MDO and the MDO Subsidiaries, each in connection with their respective resignations.

6.6 Consents and Authorizations

All material consents and approvals of any applicable Person, including Governmental Authorizations, in connection with the completion of the transactions contemplated by this Agreement shall have been obtained at or before the Closing Time on terms acceptable to Goldcorp, acting reasonably.

6.7 Release

Goldcorp shall have received a comprehensive and final release from Kinross and its Affiliates forever releasing and discharging Goldcorp and its Affiliates and their respective directors, officers, and employees from any and all Claims that Kinross and its Affiliates (including MDO)

may now or hereafter have (other than as contemplated under this Agreement) in respect of the Musselwhite Joint Venture, the Porcupine Joint Venture and MDO, including under any of the Joint Venture Agreements and the Technical Services Agreement, as contemplated pursuant to Section 2.3.

6.8 No Material Adverse Change

There shall have been no Material Adverse Change with respect to the Joint Ventures since the date of this Agreement (exclusive of Material Adverse Changes created by or on behalf of Goldcorp or any of its Affiliates).

6.9 No Proceedings

There shall be no Order issued or preventing, and no pending or threatened Claim, or judicial or administrative proceeding, or investigation against any Party by any Person, for the purpose of enjoining or preventing the consummation of the transactions contemplated by this Agreement, or which, if determined adversely to any of the applicable Parties, would result in a Material Adverse Change with respect to the Joint Ventures.

6.10 Ogden Properties

Kinross shall, prior to or on the Closing Date, have taken all reasonable commercial efforts to cause the Ogden Properties to be transferred to the Porcupine Joint Venture in such manner as Goldcorp shall reasonably direct.

ARTICLE 7
KINROSS’ CONDITIONS PRECEDENT

The obligations of Kinross to complete the acquisition of the Goldcorp Cayman Shares and of Kinross to complete the sale of the Kinross Interests under this Agreement shall be subject to the satisfaction of or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of Kinross and may be waived by it in whole or in part).

7.1 Truth and Accuracy of Representations of Goldcorp at Closing Time

All of the representations and warranties of Goldcorp made in or pursuant to this Agreement shall be true and correct, in all material respects, as of the Closing Time and with the same effect as if made at and as of the Closing Time and Kinross shall have received a certificate signed by a senior officer of Goldcorp confirming the truth and correctness of such representations and warranties.

7.2 Performance of Obligations

Goldcorp shall have performed or complied with, in all material respects, all of its obligations and covenants under this Agreement, and Kinross shall have received a certificate signed by a senior officer of Goldcorp confirming such performance and compliance. The acquisition of the Goldcorp Cayman Shares in accordance with the transactions contemplated by this Agreement shall be contingent upon all conditions precedent for the acquisition by Goldcorp of the Kinross Interests having been met.

7.3 Receipt of Closing Documentation

All documentation relating to the due authorization and completion of the transactions contemplated by this Agreement and all actions and proceedings taken on or prior to Closing in connection with the performance by Goldcorp of its obligations under this Agreement, shall be satisfactory to Kinross, acting reasonably, and Kinross shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement and the taking of all corporate actions and proceedings in connection with such transactions in compliance with these conditions.

7.4 Opinion of Counsel for Goldcorp

Kinross shall have received a Closing legal opinion dated the Closing Date from Canadian and Cayman Islands counsel for Goldcorp in form and substance customarily provided in transactions similar to the nature and type of transactions contemplated by this Agreement, and such opinion shall be satisfactory to Kinross acting reasonably, including in respect of corporate existence, corporate power and authority and enforceability of obligations with respect to Goldcorp, the authorized and issued share capital of Goldcorp Cayman, no violation of memorandum and articles of association and no Governmental Authorizations.

7.5 Directors and Officers of MDO and its Subsidiaries

The directors of MDO and the MDO Subsidiaries nominated by Goldcorp and the officers of MDO and the MDO Subsidiaries appointed by Goldcorp, shall have resigned and all of such directors and officers shall have provided full and final releases to and in favour of MDO.

7.6 Directors and Officers of Goldcorp Cayman

The directors and officers of Goldcorp Cayman shall have resigned and all of such directors and officers shall have provided full and final releases to and in favour of Goldcorp Cayman.

7.7 Termination of Technical Services Agreement

The Technical Services Agreement shall have been terminated with the result that upon Closing, such agreement shall no longer have any force and effect and MDO and Goldcorp Canada shall have been released from their respective obligations and liabilities arising thereunder. Goldcorp agrees that neither it nor any of its Affiliates shall obstruct or resist the termination of such Technical Services Agreement. No monies shall be paid by MDO as a result of such termination.

7.8 Consents and Authorizations

All material consents and approvals of any applicable Person, including Governmental Authorizations, in connection with the completion of the transactions contemplated by this

Agreement shall have been obtained at or before the Closing Time on terms acceptable to Kinross, acting reasonably.

7.9 Release

Kinross shall have received a comprehensive and final release from Goldcorp, as contemplated in Section 2.2, forever releasing and discharging Kinross and its Affiliates (including MDO) and their respective directors, officers, and employees from any and all Claims that Goldcorp and its Affiliates may now or hereafter have (other than as contemplated under this Agreement) in respect of the Musselwhite Joint Venture, the Porcupine Joint Venture and MDO, respectively, including any obligations and liabilities arising under any of the Joint Venture Agreements and the Technical Services Agreement.

7.10 No Material Adverse Change

There shall have been no Material Adverse Change with respect to either MDO or Goldcorp Cayman since the date of this Agreement.

7.11 No Proceedings

There shall be no Order issued or preventing, and no pending or threatened Claim, or judicial or administrative proceeding, or investigation against any Party by any Person, for the purpose of enjoining or preventing the consummation of the transactions contemplated by this Agreement, or which, if determined adversely to any of the applicable Parties, would result in a Material Adverse Change to either MDO or Goldcorp Cayman.

ARTICLE 8
OTHER COVENANTS OF THE PARTIES

8.1 Conduct of Goldcorp and Kinross Prior to Closing

During the period from the date of this Agreement to the Closing Time, Goldcorp and Kinross shall do the following:

(a)	except as contemplated in this Agreement, and to the extent within their respective control, the Parties will operate, or cause to operate, the Musselwhite Joint Venture, the Porcupine Joint Venture and the La Coipa Mine in compliance with the terms of the Joint Venture Agreements and the articles and by-laws of MDO, as the case may be, and applicable Laws including applicable Environmental Laws;

(b)	to the extent permitted by applicable Legal Requirements and subject to any applicable fiduciary duties and contractual provisions, the Parties will provide the other Party with access to all corporate records, information and documentation regarding the Musselwhite Joint Venture, the Porcupine Joint Venture and the La Coipa Mine (including reasonable access to minesite management personnel), will consult with the other Party regarding the operation of the Musselwhite Joint Venture, the Porcupine Joint Venture and the La Coipa Mine, and, except as contemplated in this Agreement, will not make any material operating decisions relating to the Musselwhite Joint Venture, the Porcupine Joint Venture and the La Coipa Mine without the prior consent of the other Party; and

(c)	co-operate with each other and use all commercially reasonable efforts to obtain all necessary consents, approvals and authorizations of, and make all necessary filings and registrations with, any Governmental Authority under applicable Law;

(d)	Goldcorp shall conduct or cause to be conducted the business of the Joint Ventures in the ordinary course and in accordance with past practice and, without the prior consent of Kinross, Goldcorp shall not, for and on behalf of the Joint Ventures, prepay any liabilities or obligations or make any expenditures or capital commitments in excess of $1,000,000 in the aggregate that would necessitate joint venture cash calls prior to Closing or make changes in remuneration (including increases to compensation payable or to become payable, bonus payments, fringe benefit arrangements or any severance or termination payment to any officer, Employee or agent), except in each case in the ordinary course of business;

(e)	Goldcorp shall ensure that MDO shall conduct its business and operate the La Coipa Mine in the ordinary course and in accordance with past practice and, without the prior consent of Kinross, MDO shall not create any liabilities or obligations or make any expenditure or capital commitments in excess of $1,000,000 in the aggregate, and shall not create or allow any material Encumbrance on the assets of MDO and shall not transfer or otherwise dispose of the assets of MDO. Goldcorp shall ensure that MDO does not enter into any Contract out of the ordinary course of business. Goldcorp shall in addition ensure that MDO shall pay all current liabilities when due, shall maintain its current insurance coverage on all of its operating assets, shall maintain its tangible assets in a state of good condition and repair, ordinary wear and tear excepted, shall preserve the business organization of MDO intact; and shall preserve the goodwill of the suppliers, customers and others having business relations with MDO; and

(f)	Other than as provided in Section 2.9, no cash distributions shall be made by MDO or either Joint Venture.

(g)	Goldcorp represents and warrants to Kinross that from August 31, 2007 until the date hereof there have not been any cash calls, draw-downs or other reductions of working capital outside the ordinary course of business consistent with past practice by or in respect of any of MDO or the Joint Ventures, and in addition covenants and agrees that it will ensure that no such cash calls, draw-downs or other reductions (other than in the ordinary course of business consistent with past practice) occur from the date hereof up to and including September 30, 2007.

8.2 Preservation of Records

Goldcorp shall take all reasonable steps to preserve and keep the records of the Joint Ventures, and Kinross shall take all reasonable steps to preserve and keep the records of Goldcorp Cayman and MDO, in each case for a period of six years from the Closing Date, or for any longer period as may be required by any Laws or Governmental Authority, and shall make such records and applicable personnel available to each other as may be reasonably requested by it in connection with any inquiries or requirements of any Governmental Authority or as required in connection with the preparation of financial statements or Tax Returns. Notwithstanding the generality of the foregoing, neither Goldcorp nor Kinross shall be liable to the other Party in the event of any accidental destruction of such records caused other than by the gross negligence or wilful misconduct of any Party.

8.3 Employment Matters

From and after the Closing Date, Goldcorp shall be solely responsible for all employment related obligations relating to Employees of the Joint Ventures, and Kinross and MDO shall be solely responsible for all employment related obligations relating to Employees of MDO. For greater certainty, after the Closing Date, Goldcorp shall be responsible for any liabilities and obligations, including notices of termination and severance costs, and entitlement to any benefits under Employee benefit plans in respect of or relating to Employees’ service with Goldcorp Canada under the Joint Ventures, as the case may be, and Kinross and MDO shall be responsible for any liabilities and obligations, including notices of termination and severance costs, and entitlement to any benefits under Employee benefit plans in respect of or relating to Employees’ service with MDO, save and except for Employees with respect to the La Coipa Mine that were employed by Goldcorp or its Affiliates and that were sub-contracted out to MDO.

8.4 Non-Solicitation

(a)	Kinross shall not, and shall cause its Affiliates not to, for a period of twenty-four (24) months from the Closing Date, either alone or in conjunction with any individual, partnership, firm, association, syndicate, company or other entity, whether as principal, agent, consultant, employee, shareholder, or in any other manner, whatsoever, directly or indirectly, induce any Person who is an Employee of Goldcorp or its Affiliates at the Joint Ventures or in connection with their operation, to leave or otherwise cease dealing with Goldcorp or any of their Affiliates nor solicit for employment, employ or otherwise contract for the services of any Person who is an Employee of Goldcorp or its Affiliates at the Joint Ventures or in connection with their operation; provided, however, that the foregoing shall not apply to any solicitation of employment or hiring of any Person where contact with Kinross or any of its Affiliates is initiated by such Person in response to an advertisement published by Kinross or any of its Affiliates in a newspaper, magazine, trade publication, or other publication or by electronic means, such as posting on the internet, and which is available to the general public.

(b)	Goldcorp shall not, and shall cause its Affiliates not to, for a period of twenty-four (24) months from the Closing Date, either alone or in conjunction with any individual, partnership, firm, association, syndicate, company or other entity, whether as principal, agent, consultant, employee, shareholder, or in any other manner, whatsoever, directly or indirectly, induce any Person who is an Employee of MDO or of Kinross or its Affiliates at the La Coipa Mine or in connection with its operation, to leave or otherwise cease dealing with MDO, Kinross or any of its Affiliates nor solicit for employment, employ or otherwise contract for the services of any Person who is an Employee of MDO or of Kinross or its Affiliates at the La Coipa Mine or in connection with its operation, except as set forth in the Goldcorp Disclosure Letter; provided, however, that the foregoing shall not apply to any solicitation of employment or hiring of any Person where contact with Goldcorp or any of its Affiliates is initiated by such Person in response to an advertisement published by Goldcorp or any of its Affiliates in a newspaper, magazine, trade publication, or other publication or by electronic means, such as posting on the internet, and which is available to the general public.

8.5 No Acquisition of Property Interest

For a period of twenty-four (24) months from the Closing Date, Kinross will not, and will cause its Affiliates not to, without the prior written consent of Goldcorp, stake or otherwise acquire an interest, directly or indirectly, in any property (excluding any property or interest in property owned, held or controlled by Kinross or its Affiliates as of the date of this Agreement other than properties comprising or held in connection with the Joint Ventures) within 20 kilometers of any outside boundary of the properties of either of the Joint Ventures, as such properties exist as of the date of the Agreement; provided that nothing herein shall prohibit the acquisition by Kinross or any of its Affiliates of all or an interest in any Person which holds any interest in such a property so long as the primary purpose of such acquisition is not to acquire all or an interest in such property.

For a period of twenty-four (24) months from the Closing Date, Goldcorp will not, and will cause its Affiliates not to, without the prior written consent of Kinross, stake or otherwise acquire an interest, directly or indirectly, in any property (excluding any property or interest in property owned, held or controlled by Goldcorp or its Affiliates as of the date of this Agreement, other than property comprising or held in connection with the La Coipa Mine) within 20 kilometers of any outside boundary of any of the La Coipa Mine properties, as such properties exist as of the date of this Agreement; provided that nothing herein shall prohibit the acquisition by Goldcorp or any of its Affiliates of all or an interest in any Person which holds any interest in such a property so long as the primary purpose of such acquisition is not to acquire all or an interest in such property.

8.6 Actions to Satisfy Conditions

Each of the Parties shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement provided that the foregoing shall not require the unreasonable expenditure of money.

8.7 Goldcorp Cayman

Goldcorp shall be entitled to remove all assets from Goldcorp Cayman other than the MDO Shares. Goldcorp shall deliver to Kinross at the Closing Date a financial statement for Goldcorp Cayman prepared in accordance with IAS which financial statements shall disclose no liabilities of any kind and shall disclose the only asset of Goldcorp Cayman as being the MDO Shares.

ARTICLE 9
INDEMNIFICATION

9.1 Indemnification by Kinross

Kinross agrees to indemnify and save harmless Goldcorp and its respective directors, officers and employees, from all Losses suffered or incurred by any such Persons as a result of or arising directly or indirectly out of or in connection with:

(a)	any breach by Kinross or any inaccuracy of any representation or warranty of Kinross contained in this Agreement or in any agreement, instrument, certificate or other document delivered pursuant hereto (provided that Kinross shall not be required to indemnify or save harmless Goldcorp in respect of any breach or inaccuracy of any representation or warranty unless Goldcorp shall have provided notice to Kinross in accordance with Section 9.3);

(b)	any breach or non-performance by Kinross of any covenant to be performed by Kinross which is contained in this Agreement or in any agreement, instrument, certificate or other document delivered pursuant hereto (provided that Kinross shall not be required to indemnify or save harmless Goldcorp pursuant hereto unless Goldcorp shall have provided notice to Kinross in accordance with Section 9.3; and

(c)	the Goldcorp Liabilities, which for greater certainty shall not include any amounts paid or payable by Goldcorp under Section 9.2 of this Agreement.

9.2 Indemnification by Goldcorp

Goldcorp agrees to indemnify and save harmless each of Kinross and MDO and their respective directors, officers and employees from all Losses suffered or incurred by any such persons as a result of or arising directly or indirectly out of or in connection with:

(a)	any breach by Goldcorp or any inaccuracy of any representation or warranty of Goldcorp contained in this Agreement (with the exception of the representation and warranty set forth in Section 4.9(a)) or in any agreement, instrument, certificate or other document delivered pursuant hereto (provided that Goldcorp shall not be required to indemnify or save harmless Kinross in respect of any breach or inaccuracy of any representation or warranty unless Kinross shall have provided notice to Goldcorp in accordance with Section 9.3);

(b)	any breach or non-performance by Goldcorp of any covenant to be performed by Goldcorp which is contained in this Agreement or in any agreement, instrument, certificate or other document delivered pursuant hereto (provided that Goldcorp shall not be required to indemnify or save harmless Kinross pursuant hereto unless Kinross shall have provided notice to Goldcorp in accordance with Section 9.3);

(c)	the Kinross Liabilities, which for greater certainty shall not include any amounts paid or payable by Kinross under Section 9.1 of this Agreement;

(d)	the Kinross Contingent Liabilities; and

(e)	any Loss arising out of Goldcorp Cayman’s activities, status or liabilities existing prior to or as at the Closing Date.

9.3 Notice of Claim

In the event that a Person indemnified under either of Sections 9.1 or 9.2 (the “Indemnified Party”) shall become aware of any Claim in respect of which any other Party (the “Indemnifying Party”) agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party. Such notice shall specify whether the Claim arises as a result of a claim by a Person (a “Third Party”) against the Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known. If, through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time to contest effectively the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Losses incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give such notice on a timely basis.

9.4 Direct Claims

With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have sixty (60) days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If the Parties agree at or prior to the expiration of such 60-day period (or any mutually agreed upon extension thereof) to the validity of Losses relating to such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Losses relating to the Claim, failing which the matter shall be submitted to arbitration pursuant to Article 11.

9.5 Interest on Loss

For the purposes of Sections 9.1 and 9.2, the Losses suffered or incurred by a Party relating to a Direct Claim will include interest on the amount of the Loss calculated at the prime lending rate of the Royal Bank of Canada from time to time plus 5% (500 basis points), compounded monthly in arrears, from the time the particular Loss is suffered or incurred by such Party to the time that the other Party pays in full any required indemnity payment in respect of such Direct Claim pursuant to this Article 9 (including payment of compound interest pursuant to this Section 9.5).

9.6 Third Party Claims

With respect to any Third Party Claim, the Indemnifying Party shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defence of the Claim and, in such event, the Indemnifying Party shall reimburse the Indemnified Party for all the Indemnified Party’s out-of-pocket expenses as a result of such participation or assumption. If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel or unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and the representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences). If the Indemnifying Party, having elected to assume such control, thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume such control, and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim. If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable Legal Requirements to make a payment to any Third Party with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, as the case may be, the Indemnified Party may make such payment, up to $25,000 without the Indemnifying Party’s consent and over $25,000 with the Indemnifying Party’s consent and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment, provided that:

(a)	any such payment shall be made on the basis that it is without prejudice to either the Indemnified Party’s or the Indemnifying Party’s position vis-à-vis the Third Party Claim; and

(b)	the Indemnified Party first gives a written notice to the Indemnifying Party setting out the nature of the Claim in sufficient detail to enable the Indemnifying Party to reasonably satisfy itself that it would be responsible for the Claim pursuant to the provisions hereof.

If the amount of any Loss of the Indemnified Party under the Third Party Claim in respect of which such payment was made, as finally determined, is less than the amount which was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party. If any payment pursuant to Section 9.7, resulting in settlement of the Third Party Claim, precludes a final determination of the merits of the Third Party Claim and the Indemnified Party and the Indemnifying Party are unable to agree whether such payment was required to be made, such dispute shall be submitted to arbitration pursuant to Article 11.

9.7 Settlement of Third Party Claims

If the Indemnifying Party fails to assume control of the defence of any Third Party Claim, the Indemnified Party shall have the exclusive right to contest, settle or pay the amount claimed.

Whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any Third Party Claim, the Indemnifying Party shall not settle any Third Party Claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that the liability of the Indemnifying Party shall be limited to the proposed settlement amount if the consent of the Indemnified Party to the proposed settlement is unreasonably withheld, conditioned or delayed.

9.8 Cooperation

The Indemnified Party and the Indemnifying Party shall cooperate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

9.9 Exclusivity

The provisions of this Article 9 shall apply to any Claim for breach of any covenant, representation, warranty or other provision of this Agreement or any agreement, certificate or other document delivered pursuant hereto (other than a Claim for specific performance or injunctive relief) with the intent that all such Claims shall be subject to the limitations and other provisions contained in this Article 9.

9.10 Mitigation

Nothing contained in this Article 9 shall eliminate or reduce an Indemnified Party’s obligations to mitigate its Loss.

9.11 Threshold

Notwithstanding the foregoing provisions of this Article 9, no claim for indemnity by a Party shall arise until the aggregate of all Losses of that Party exceeds $1,000,000 (the “Threshold”), other than the indemnities provided pursuant to Sections 9.1(c), 9.2(c), 9.2(d) or 9.2(e) or in respect of claims arising from an alleged breach of Section 2.7(c) or Section 2.9(c) or a breach of any of the representations and warranties relating to Goldcorp Cayman set forth in Article 4. Once the aggregate of all Losses of that Party exceeds the Threshold, the Indemnified Party shall be entitled to indemnification pursuant to this Article 9 for all Losses on a dollar for dollar basis exceeding the Threshold.

ARTICLE 10
CLOSING ARRANGEMENTS AND TERMINATION

10.1 Date and Place of Closing

The Closing will occur on the fifth Business Day following the satisfaction and/or waiver of all conditions to Closing set forth in Article 6 and Article 7 (other than, in each case, conditions to be satisfied on the Closing Date) or on such other date as may be agreed in writing by the Parties (the “Closing Date”) provided that Closing shall not be later than December 31, 2007. The Closing shall take place at the Closing Time at the offices of Osler, Hoskin & Harcourt LLP in Toronto, Ontario or such other place as Kinross and Goldcorp may agree. The Parties covenant to make all commercially reasonable efforts to cause the closing conditions to be satisfied such that Closing occurs as soon as practicable and agree they are jointly targeting Closing to occur within sixty (60) days of the date hereof.

10.2 Termination

If a Party (the “Defaulting Party”) breaches in a material respect any of its covenants or representations or warranties or indemnities in this Agreement and such breach is not cured by the Defaulting Party within fifteen (15) days of receiving written notice thereof from any other Party (the “Non-Defaulting Party”) if such breach is capable of being cured, or, if such breach is not capable of being cured then upon such breach, the Non-Defaulting Party shall have the right to terminate this Agreement, other than the obligations of the Parties pursuant to Article 9 and Article 11 in which case this Agreement, other than such obligations pursuant to Article 9 and Article 11, shall be terminated. If the Closing does not take place on or before December 31, 2007, either Party may by notice in writing to the other terminate this Agreement. Any terminations will not affect any of the other rights or remedies of the Parties under this Agreement, including rights or remedies in respect of such breach.

ARTICLE 11
DISPUTE RESOLUTION

11.1 Matters to be Arbitrated

Any dispute, controversy or Claim arising under or in connection with this Agreement, the resolution of which is not provided for in this Agreement and which cannot be resolved or settled by the Parties, including any inability to agree on an adjustment to the purchase price for either the Goldcorp Cayman Shares or the Kinross Interests or any other matter to be agreed upon by the Parties pursuant to Section 2.9 and including any issues relating to the allocation of the purchase price pursuant to Section 2.8, shall be settled by arbitration in accordance with this Article 11 upon written notice by a Party to the other.

11.2 Procedure for Arbitration

(a)	Arbitration will be conducted in accordance with the Arbitration Act, 1991 (Ontario), as amended, by three arbitrators. Each of Kinross and Goldcorp will appoint one arbitrator, and such arbitrators together shall appoint the third arbitrator. Each arbitrator shall be an individual with not less than ten (10) years of expertise in the precious metals mining industry as a senior executive, accountant or lawyer and no arbitrator shall have been a director, officer or employee of, or contractor or service provider to, or director, officer, beneficial owner or close relative of a beneficial owner of any contractor or service provider to, any party for a period of five (5) years preceding his or her appointment as an arbitrator. The place of arbitration will be Toronto, Ontario. The language of the arbitration will be English. The arbitration will be the sole and exclusive forum for resolution of the dispute, controversy or Claim. The award (including any award as to the costs of the arbitration) will be final and binding and not subject to review or appeal for any reason whatsoever. Judgment thereon may be entered by any court having jurisdiction.

(b)	All matters relating to any dispute, controversy or Claim which is the subject-matter of arbitration hereunder, including all submissions made to the arbitrators and the decision of the arbitrators, shall be treated as confidential by the Parties and the Parties shall, and shall cause any witnesses, counsel or professional advisers retained in connection with such an arbitration to, maintain all such matters in strict confidence.

11.3 Continuing Obligations

Pending settlement of any dispute, controversy or Claim, the Parties shall abide by their obligations under this Agreement without prejudice to a final adjustment in accordance with an award rendered in an arbitration settling such dispute, controversy or Claim.

ARTICLE 12
GENERAL

12.1 Public Notices

The Parties shall jointly plan and co-ordinate any public notices, press releases, and any other publicity concerning this Agreement and the transactions contemplated by this Agreement and no Party shall act in this regard without the prior approval of the other, such approval not to be unreasonably withheld, unless such disclosure is required to meet timely disclosure obligations of any Party under applicable Laws or stock exchange rules in circumstances where prior consultation with the other Party is not practicable and to the extent reasonably practicable, a copy of such disclosure is provided to the other Party at such time as it is made available to the applicable Governmental Authority.

12.2 Expenses

Except as otherwise provided in this Agreement, each Party shall pay all costs and expenses (including the fees and disbursements of legal counsel and other advisers) it incurs in connection with the negotiation, preparation and execution of this Agreement and any other documents and agreements required to be delivered under this Agreement and the transactions contemplated to occur pursuant hereto and thereto.

12.3 Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile:

in the case of a Notice to Kinross at:

Kinross Gold Corporation
52nd Floor, 40 King Street West
Toronto, Ontario
M5H 3Y2

Attention to each of:	Senior Vice President, Strategic Development; and Senior Vice President and Chief Legal Officer

Fax: (416) 365-2542 and (416) 365-2604

with a copy to:

Osler, Hoskin & Harcourt LLP
Box 50, 1 First Canadian Place
Toronto, Ontario
M5X 1B8

Attention:    Clay Horner and Douglas Bryce
Fax:    (416) 862-6666;

in the case of a Notice to Goldcorp at:

Goldcorp Inc.
Park Place
Suite 3400 – 666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention:    Executive Vice President, Corporate Development
Fax:    (604) 696-3001

with a copy to:

Goldcorp Inc.
Park Place
Suite 3400 – 666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention:    Vice President and General Counsel
Fax:    (604) 696-9030

and to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3C2

Attention:    Paul Stein
Fax:    (416) 350-6949; and

in the case of a Notice to Goldcorp Barbados at:

Goldcorp Latin America (Barbados) Ltd.
Warrens West Centre
PO Box 5046, Warrens
St. Michael, BB28000
Barbados, West Indies

Attention:    S. James Gardiner
Fax:    (246) 425-1133

with a copy to:

Goldcorp Inc.
Park Place
Suite 3400 – 666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention:    General Counsel
Fax:    (604) 696-9030.

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day. Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section.

12.4 Enurement and Assignment

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns. Either of Kinross or Goldcorp may assign its rights to purchase the Kinross Interests or the Goldcorp Cayman Shares, as the case may be, under Article 2, to any one or more Affiliates at any time prior to Closing, provided, in the case of Kinross, that any such assignee or entity is not formed pursuant to the Laws of Chile or an individual who is a resident of Chile, but no such assignment will relieve such Party of its obligations hereunder. This Agreement shall not otherwise be assignable by any Party hereto without the prior written consent of the other Parties hereto.

12.5 Amendment

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party shall be binding unless executed in writing by the Party to be bound thereby.

12.6 Further Assurances

The Parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing.

12.7 Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile or by PDF attachment to e-mail and all such counterparts, facsimiles and e-mail attachments shall together constitute one and the same agreement.

[The rest of this page is intentionally left blank.]

IN WITNESS OF WHICH the Parties have executed this Agreement.

KINROSS GOLD CORPORATION

By:    “Tye W. Burt”

Name: Tye W. Burt

Title: President and Chief Executive Officer

By:    “Hugh A. Agro”

Name: Hugh A. Agro

Title: Senior Vice President - Strategic Development

GOLDCORP INC.

By:    “Charles A. Jeanne”

Name: Charles A. Jeanne

Title: Executive V.P. Corp. Development

By:

Name:

Title:

GOLDCORP LATIN AMERICA
(BARBADOS) LIMITED

By:    “Lindsay Hall”

Name: Lindsay Hall

Title:

By:    “J. James Gardiner”

Name: J. James Gardiner

Title: Director

EXHIBIT 1.1 (a)

Currie Bowman Property

(attached)

CURRIE BOWMAN NORTH

	TOWNSHIP	Prefix	Claim Number	Recording Date	Claim Due Date	Status	Recorded Holder	Percent Option	Units	Work Required	Total Applied	Total Reserve
1	BOWMAN	L	1228643	22-Aug-00	22-Aug-07	A	Kinross Gold Corporation	100.00%	2	$800.00	$4,000.00	$0.00	WRP
2	CURRIE	L	1201076	20-Sep-93	20-Sep-07	A	Kinross Gold Corporation	100.00%	2	$800.00	$9,600.00	$0.00	WRP
3	CURRIE	L	1201077	20-Sep-93	20-Sep-07	A	Kinross Gold Corporation	100.00%	6	$2,400.00	$28,800.00	$0.00	WRP
4	BOWMAN	L	1201085	20-Sep-93	20-Sep-07	A	Kinross Gold Corporation	100.00%	16	$6,400.00	$76,800.00	$174.00	WRP	Work Report #W0580.01433
5	BOWMAN	L	1201422	11-Jan-94	11-Jan-08	A	Kinross Gold Corporation	100.00%	1	$400.00	$4,800.00	$3,882.00	WRP	Work Report #W0580.01433
6	BOWMAN	L	1201424	11-Jan-94	11-Jan-08	A	Kinross Gold Corporation	100.00%	2	$800.00	$9,600.00	$4,338.00	WRP	Work Report #W0580.01433
7	BOWMAN	L	1201252	24-Nov-93	24-Nov-08	A	Kinross Gold Corporation	100.00%	1	$400.00	$5,200.00	$3,700.00		Work Report #W0580.01433
										$12,000.00	$138,800.00	$12,094.00

WRP: Work Report Pending

CURRIE BOWMAN SOUTH

	TOWNSHIP	Prefix	Claim Number	Recording Date	Claim Due Date	Status	Recorded Holder	Percent Option	Units	Work Required	Total Applied	Total Reserve
1	BOWMAN	L	1201080	20-Sep-93	20-Sep-07	A	Kinross Gold Corporation	100.00%	2	$800.00	$9,600.00	$0.00
2	BOWMAN	L	1201081	20-Sep-93	20-Sep-07	A	Kinross Gold Corporation	100.00%	2	$800.00	$9,600.00	$0.00
3	BOWMAN	L	1201082	20-Sep-93	20-Sep-07	A	Kinross Gold Corporation	100.00%	8	$3,200.00	$38,400.00	$0.00
4	CURRIE	L	1201083	20-Sep-93	20-Sep-07	A	Kinross Gold Corporation	100.00%	16	$6,400.00	$76,800.00	$0.00
5	CURRIE	L	1201084	20-Sep-93	20-Sep-07	A	Kinross Gold Corporation	100.00%	4	$1,600.00	$19,200.00	$0.00
6	CURRIE	L	866721	11-Oct-85	11-Oct-07	A	Kinross Gold Corporation	100.00%	1	$400.00	$8,400.00	$0.00
7	CURRIE	L	866722	11-Oct-85	11-Oct-07	A	Kinross Gold Corporation	100.00%	1	$400.00	$8,400.00	$0.00
8	CURRIE	L	866723	11-Oct-85	11-Oct-07	A	Kinross Gold Corporation	100.00%	1	$400.00	$8,400.00	$0.00
9	CURRIE	L	866724	11-Oct-85	11-Oct-07	A	Kinross Gold Corporation	100.00%	1	$400.00	$8,400.00	$0.00
10	BOWMAN	L	1164140	15-Oct-98	15-Oct-07	A	Kinross Gold Corporation	100.00%	8	$3,200.00	$22,400.00	$0.00
11	CURRIE	L	1198869	10-Mar-94	10-Nov-07	A	Kinross Gold Corporation	100.00%	12	$4,800.00	$52,800.00	$0.00	Extension
12	CURRIE	L	838339	4-Apr-85	10-Nov-07	A	Kinross Gold Corporation	100.00%	1	$400.00	$8,800.00	$0.00	Extension
13	CURRIE	L	1201248	24-Nov-93	24-Nov-07	A	Kinross Gold Corporation	100.00%	12	$4,800.00	$57,600.00	$0.00
14	CURRIE	L	1201249	24-Nov-93	24-Nov-07	A	Kinross Gold Corporation	100.00%	12	$4,800.00	$57,600.00	$18.00		Work Report #W9780.00144
15	CURRIE	L	1201250	24-Nov-93	24-Nov-07	A	Kinross Gold Corporation	100.00%	2	$800.00	$9,600.00	$0.00
16	CURRIE	L	1193806	14-Dec-93	14-Dec-07	A	Kinross Gold Corporation	100.00%	4	$1,600.00	$19,200.00	$0.00
17	CURRIE	L	1201417	11-Jan-94	11-Jan-08	A	Kinross Gold Corporation	100.00%	8	$3,200.00	$38,400.00	$0.00
18	CURRIE	L	1201418	11-Jan-94	11-Jan-08	A	Kinross Gold Corporation	100.00%	2	$1,600.00	$8,800.00	$0.00	Extension

19	CURRIE	L	1201419	11-Jan-94	11-Jan-08	A	Kinross Gold Corporation	100.00%	2	$1,600.00	$8,800.00	$0.00	Extension
20	CURRIE	L	1193536	21-Feb-94	21-Feb-08	A	Kinross Gold Corporation	100.00%	2	$1,600.00	$8,800.00	$288.00	Extension	Work Report #W0080.00272
21	CURRIE	L	838336	4-Apr-85	4-Apr-08	A	Kinross Gold Corporation	100.00%	1	$400.00	$8,400.00	$0.00
22	CURRIE	L	838337	4-Apr-85	4-Apr-08	A	Kinross Gold Corporation	100.00%	1	$400.00	$8,800.00	$0.00
23	CURRIE	L	838338	4-Apr-85	4-Apr-08	A	Kinross Gold Corporation	100.00%	1	$400.00	$8,800.00	$0.00
										$44,000.00	$506,000.00	$306.00

EXHIBIT 2.8

The Parties agree that the allocation of the purchase price to the Goldcorp Cayman Shares shall be $100,000,000, subject to adjustment under Section 2.9 of the Agreement.

The Parties agree to work together and cooperate between the signing of this Agreement and the Closing Date to mutually agree upon an allocation of the purchase price to each of the categories of assets comprising the Kinross Interests (the “Kinross Assets”) within the guidelines established in this Exhibit 2.8, subject to adjustment under Section 2.9 of the Agreement. The Parties shall jointly retain the valuation firm of Duff and Phelps to assist in determining the appropriate portion of the Kinross Purchase Price to be attributed to each category of Kinross Assets. In the event that Duff and Phelps is unable to act in this capacity the Parties agree to jointly retain another professional valuation firm that is mutually acceptable.

Kinross and Goldcorp agree that the Kinross Purchase Price should be allocated among the Kinross Assets in accordance with the following guidelines:

Allocation to the Kinross Interests in Aggregate
Kinross Musselwhite Interest Kinross Porcupine Interest (excluding the Kinross Bell Creek Interest) Kinross Bell Creek Interest	$90,000,000 plus the value of related Kinross Liabilities $205,000,000 plus the value of related Kinross Liabilities $5,000,000

Allocation to depreciable property

20 to 40% of the aggregate Kinross Purchase Price, of which 20 to 30% shall be allocated to the depreciable property of the Kinross Musselwhite Interest and of which the remaining balance shall be allocated to the depreciable property of the Kinross Porcupine Interest.

Kinross Musselwhite Interest
Land	Based on property tax assessed values
Class 8[1]	Up to 1% of the total depreciable value allocated to the Kinross Musselwhite Interest
Class 10	Up to 1% of the total depreciable value allocated to the Kinross Musselwhite Interest
Class 41 — Mill	From 60 to 75% of the total depreciable value allocated to the Kinross Musselwhite Interest
Class 41 — Mining equipment and other	Balance of total depreciable value allocated to the Kinross Musselwhite Interest

Kinross Porcupine Interest
Land	Based on property tax assessed values
Class 8	Up to 1% of the total depreciable value allocated to the Kinross Porcupine Interest
Class 10	Up to 1% of the total depreciable value allocated to the Kinross Porcupine Interest
Class 41 — Mill	From 50 to 85% of the total depreciable value allocated to the Kinross Porcupine Interest
Class 41 — Mining equipment and other	Balance of total depreciable value allocated to the Kinross Porcupine Interest

1    In this Exhibit 2.8, all references to “Class” are references to classes of depreciable property described in Schedule II to the Income Tax Regulations, C.R.C., ch.945.

Purchase Price Allocation — other assets
Working Capital (other than inventory)	Net book value
Inventory	Net realizable value
Eligible capital property (intangibles)	$1
Resource Property (mineral properties, etc.)	Balance of consideration